UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 10-SB

                                  AMENDMENT I

                 GENERAL FORM FOR REGISTRATION OF SECURITIES
                            SMALL BUSINESS ISSUERS
      UNDER SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                             Marina Capital, Inc.
               (Name of Small Business Issuer in its charter)

             Utah                                      87-0554-016
 ..........................                     ........................
(State or other jurisdiction	      (IRS Employer Identification Number)
of incorporation or organization)


2605 Wall Ave., Ogden, Utah 84401                    (801) 394-2400
 .....................................	    .........................
(Address of principal executive offices)       (Issuer's Telephone Number)

Securities to be registered pursuant to section 12 (b) of the Act:

Title of each class                             Name of each exchange on which
                                                each class is to be registered:

        N/A                                            N/A
 ...................                             ...................

Securities to be registered pursuant to section 12 (g) of the Act:

Title of each class                             Name of each exchange on which
                                                each class is to be registered:

     Common stock
 .....................			             ...................



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                             Marina Capital, Inc.

                                  FORM 10-SB
                               TABLE OF CONTENTS

                                    PART I


Item 1  Description of Business...........................................3

Item 2  Management's Discussion and Analysis or Plan of Operation........15

Item 3  Properties.......................................................18

Item 4  Security Ownership of Certain Beneficial Owners and Management...18

Item 5  Directors and Executive Officers.................................19

Item 6  Executive Compensation...........................................21

Item 7  Certain Relationships and Related Transactions...................21

Item 8  Description of Securities........................................22

                                    PART II

Item 1  Legal Proceedings................................................23

Item 2  Market Price of Securities and Dividends on the Registrant's
        Common Equity and Other Shareholder Matters......................23

Item 3  Changes and Disagreements with Accountants.......................24

Item 4  Recent Sales of Unregistered Securities..........................24

Item 5  Indemnification of directors and Officers........................25

                                   PART III

Item 1  Index to Exhibits................................................26

Item 2  Description of Exhibits..........................................27

                                    PART IV

Item 1  Financial Statements.............................................27

Item 2  Financial Statements.............................................27

Item 3  Financial Statements and Exhibits................................27


                                       2

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                                     PART I

ITEM 1. 	 DESCRIPTION OF BUSINESS

Business

The Company Marina Capital, Inc. (the "Company") was incorporated in the State of Utah on the 5th day of March, 1996, as a Subchapter-S Corporation. The Subchapter-S Corporation election was terminated by the Company as of January 1, 1997. The Company established a C-Corporation in place of the Subchapter S Corporation on January 1, 1997. The Company is considered as being in the development stage.

The Company is, and has been for the past three years, a development stage Company that is in the business of real estate development, real estate sales, mortgage brokering, land planing and business consulting. The Company identifies and develops specific parcels of real property in various locations within the State of Utah and other geographical locations. The real property may be acquired through outright purchases, lease, options or through other acceptable arrangements. In addition, the Company in some instances may act as a lender, broker, marketer or business consultant for other companies.

The Company is a development stage Company which is comprised of a group of highly experienced professionals, specializing in real estate planning, development, sales, mortgage banking, marketing, consulting, acquisitions and business development. The management group has accumulated over 100 years of combined experience in providing services in the areas of management, accounting, advertising, marketing, land planning, legal, mortgage banking, real estate sales, real estate development, and the raising of capital through equity and debt financing. Thus the Company is uniquely structured to operate as a real estate developer, broker, mortgage lender, principal, facilitator, marketer, consulting and joint venture partner.

The Company specializes primarily in the development of real estate projects and real estate sales in the State of Utah, but will consider other geographical areas as opportunities arise. The Company develops its own residential, recreational and commercial projects as well as provides consulting and professional services for other developers.

The Company is also the manager of Marina Holdings, LLC, a Utah Limited Liability Company and is the sole member. Marina Holding, LLC is the manager of Shupe Williams Plaza, LLC, a Utah Limited Liability company. Shupe Williams Plaza, LLC, is the owner (by Warranty Deed) of the Shupe Williams property located at 2605 Wall Ave, Ogden, Utah.

The Company has several projects in various stages of development; however, most of these projects are still in the planning and financing stages and major development has not commenced. The Company has begun construction of the Shupe-Williams building, but has not completed the build out or sales of the property.

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Divisions

The Company is composed of three (3) divisions: (a) Marina Capital Development Services-land planning/engineering and consulting; (b) Marina Capital-real estate sales and marketing, at this time, has generated a total sales volume of $1,553,390 between twelve (12) properties representing $58,074 in commissions; and (c) Marina Capital Mortgage-originating, processing and funding construction and mortgage loans division, has not, as yet, been developed by the Company. However, the Company proposes to develop this division in the year 2000.

The Company began its real estate sales business in January of 1997, opening the Ogden, Utah office in March of 1997, and the San Francisco office in April, 1998. The Company has four real estate sales associates and one mortgage loan originator.

The Market

Utah's business growth over the past several years has been extensive.
With the selection of Salt Lake City as the site of the 2002 WINTER OLYMPIC GAMES, the State's robust economy, job creation and excellent quality of life, Utah continues to generate national attention. Such rapid economic growth gives rise to continued real estate development and growth. Demand for commercial, residential, and recreation property continues to outpace supply, despite record breaking new construction and development.

The real estate market presents numerous opportunities. The Company has positioned itself in such a way as to be able to take advantage of the expected continued growth throughout the next decade, keeping in mind environmental issues and concerns, as well as community needs and desires.

In the past decade, a large number of new high-technology companies have commenced and prospered in the Salt Lake City - Provo - Ogden, Utah areas. With these new endeavors has come a well-educated work force. Numerous construction and service businesses have converted the area into a metro-plex of nearly 2 million people. Utah's growth over the past several years has been extensive. There are many indications that the growth will continue over the next five years.

Employment. Utah's current employment boom is unprecedented in terms of the number of years of continued growth and the rates of increase. In 1996, Utah's job growth rate was 5.3 percent, ranking second among all states. Utah's job growth rate has now equaled or exceeded 3.0% for nine (9) consecutive years and exceeded 5.0% in four straight years. Never before in Utah's post World War II economic history has employment increased at rates this high for such a sustained period.

The expansion of private sector jobs has fueled Utah's recent economic prosperity. Since 1986, Utah added 321,700 jobs, with 92% of the growth occurring in the private sector. Private sector employment increased from 78% of total employment to 83%. The fastest growing segments have been in the construction (6.6%), and services (6.4%) industries.

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Outlook.  Utah's current economic prosperity is expected to continue through
1999 and beyond. Utah's young and educated work force, strong work ethic, and low business costs help businesses succeed in Utah. The State government has also successfully kept business taxes low and fostered a reasonable regulatory environment. The substantial infrastructure investments slated to occur during the next year, and subsequent years, will continue to benefit the State's economy.

Perhaps the most important feature of the 1998 forecast has been the prognosis for Utah's current construction boom, which is in its seventh year of double-digit employment growth rates. The State Economic Coordinating Committee expects construction to remain at historically high levels in 1999. Construction projects of $25 million or more will proceed through 1999 which includes such large projects as the reconstruction of Interstate 15, completion of the Bangerter Highway, Light Rail, Snowbasin Ski Resort, Kennecott Tailings Project the State Courts Complex, Huntsman Cancer Institute, Orem Medical Center, the Central Utah Project, Micron's computer Chip Factory, State of Utah Justice Center, American Towers and Gateway buildings in downtown Salt Lake City, Thanksgiving Point, Orem Medical Center, Weber Center, West Valley Hockey Arena, Salt Lake County Jail, Provo One Freedom Center, Murray Corporate Center, Central Utah Project, Lake Park Corporate Center, Proswood-Pegass Luxury Apartments, Geneva's Air Separation plant, Danon's Yogurt Plant, and continuation of the I-15 Interstate Expansions project.

The State Economic Coordinating Committee expects employment to grow at about 4.2% in 1999. Population is forecast to increase at 2.1%, total wages, 8.5%, and personal income, 7.8%. Average wages are expected to grow faster than inflation for the third consecutive year.

Utah's Long-Term Projections. The demographic attributes that have characterized Utah in the past (the youthful and rapidly growing population) are projected to continue well into the next century. The relative strength of the economy is expected to continue as well, although there will be some convergence with national demographic and economic trends. Utah's population and employment growth rates are projected to continue to out-pace those of the nation for the 1998 through 2020 period. Utah's population is projected to reach 3.3 million by the year 2020. This rate of population growth will be sustained by a rapid rate of natural increase and a strong and diversified economy.

The majority of the new Utahns will reside along the Wasatch Front Range. The most rapid rates of growth are expected in the counties in southwestern Utah, Grand County, Summit County and Wasatch County.

Construction and Housing. Construction and Housing. In 1998 the combined value of both residential and non-residential construction rose to 3.8 billion which represented an approximate 2.1% increase over the previous year. In 1997, the total construction value was approximately 3.72 billion, which represented an 8.1% increase over 1996.

In 1998, there were 21,743 new dwelling permits and in 1997, there were a total of 20,687 new dwelling permits. In 1996, the value of construction rose 13.5% to $3.5 billion in 1996 compared to $3.1 billion in 1995. Both residential and nonresidential construction reached record levels during

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1996 with $2.1 billion in residential construction value and $1 billion non-
residential construction value being permitted. New dwelling share permits reached a record level of 23,500. Population growth enhanced by net in-migration, strong economic and job growth, low vacancy rates, and low mortgage interest rates, all have contributed to this record year. Several large projects contributed to the record year in nonresidential construction. These include projects such as the $34.8 million library at Brigham Young University, the $27 million Prime Option office building, and the $65 million Court Complex.

Housing prices in Utah over the past five years and in the most recent 12-month period have increased faster than any other State. From 1991 to 1997, Utah's house price index, as published by the Office of Federal Housing Enterprise Oversight, increased by 72.7%. The house price index is derived from repeat mortgage transactions on single-family homes whose mortgages have been purchased by the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation. The median sales price of an existing single family home in the third quarter of 1996 was $123,100 in Utah and $120,500 for the national average. Home ownership in Utah in 1995 ranked seventh highest in the nation at 73.1%.

The economic statistics cited in this section were derived from the following sources:

    * National Geographic, January 1996 issue.
    * Salt Lake City Chamber of Commerce annual issue of "Life In the Valley" from 1996, 1997, and 1998.
    * Ogden Chamber of Commerce 1997 magazine entitled "Ogden, Awaiting Your Discovery," 1996 and 1997 "The Ogden Area and Weber County Community and Business Profile" and 1996 "Ogden, This Is The Place."
    * "Financial World Magazine" February 1997 issue.
    * The State of Utah, Governor's Office of Planning and Budget, Demographic and Economic Analysis---August 1994 "Estimated Economic and Fiscal Impacts on Utah of the 2002 Winter Olympic Games."

In some instances the Company will seek to option land, obtain all the necessary approvals to subdivide these properties, pre-sell lots, exercise purchase options on land, construct the infrastructure (roads, water, sewer, etc.) and pay all the development costs in the expectation of realizing a profit. The Company may elect to sell projects at any time during the approval and development stage to another purchaser if profits warrant an early sale. In other instances, the Company may elect to finance other developers for an equity participation and eventual profits. The Company may also elect to participate in joint ventures with existing landowners rather than an option or outright purchase of the properties. On selected projects, the Company may elect to offer financing and participate in real estate and mortgage lending. The Company proposes to be a fully integrated Real Estate and Business Development Company with in-house experience in development, construction, acquisition, marketing, legal, financing and management.

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

PROJECTS

I.  OlymPeak Estates

        * Location: Ogden Valley, Utah, is four miles the from Snow Basin Ski Resort which will be the site of the 2002 Olympic down hill events and one (1) hour from the Salt Lake City International Airport.
        * Use: Phase One-65 acres zoned for building lots subdivided into 22 view lots. The lots are priced from $155,000 to $358,000. As of the date of this Registration Statement, twelve (12) lots have been reserved at a sale price of between $155,000 to $358,000 per lot for a total market value of approximately $995,000. The Company has received deposits on these reserved lots in the amount of $176,000 and the balances will be due upon closing, which is estimated to be mid year, 2000.
        * Phase Two-365 acres that will have an 18 hole destination golf course and planned Residential Unit Development (PRUD) 135 single family lots, 35 condominiums, commercial space.
        * Financing Required: Phase one-$ 1.0 million - Phase Two, golf course construction $4.0 to $6.0 million - Construct infrastructure - $5.0 to
          8.0 million.
        * Potential profit estimate: Phase one-$ 1.5 million ; Phase two - $10 to $15 million.

Phase One:

The OlymPeak Estate project consists of 22 view lots located in Ogden Valley approximately four (4) miles from the Snow Basin Ski Resort.

Preliminary approval was obtained from Weber County on March 14, 1996. The final approval will be subject to the State of Utah Engineer and Weber County approval of the water and sewer system by the County.

The Company anticipates that final approval will be granted within three (3) to six (6) months from the date of this Registration Statement. Upon receiving the final approval construction on the roads, water and sewer system will commence and will take approximately three (3) to six (6) months to complete.

Twelve (12) of the lots have been reserved at a sale price between $155,000 to $358,000 per lot.

The Company has prepared the necessary documentation to form a not for profit Water and Sewer District to service the area. The documentation will be submitted to the State of Utah Engineer for approval within the next ninety
(90) days.

The Company exercised its option to purchase the OlymPeak Estate property on October 31, 1996 and entered into a five (5) year purchase agreement with the Maughan Family Partnership.

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The Company executed a Trust Deed and Note for the balance of the purchase price of $725,000. The original purchase price was $975,000. The terms of the note are as follows: A five (5) year note, twenty (20) year amortization schedule, with annual payments of $75,000 and a balloon payment at the end of the five (5) year period for the balance. The Company is current with its $75,221 payments due to the Maughan Family Partnership. There are two years remaining on the five (5) year Agreement with a balance of $634,147 due in the year 2001.

The Company proposes to spend approximately $1,000,000 in the construction of roads, water and sewer system for Phase One.

Phase Two:

The OlymPeak Village project is a Planned Residential Unit Development (PRUD) located on approximately 365 acres in Weber County, Utah. The current zoning for the property is FR-3.

OlymPeak Village, is a destination resort, consisting of an 18 hole golf course with clubhouse, commercial space, 145 single family view lots, and 35 condominium units.

The project will include two ski lifts and facilities to teach beginning skiers.

This project will cost approximately $ 15,000,000 to complete.

OlymPeak Village is located approximately four (4) miles from the Snow Basin Ski Resort and three (3) miles from Pineview Reservoir. The site has views of Mt. Ogden to the west, and Pineview Reservoir to the east.

The project will be serviced by water from the OlymPeak Estates water system and by an aerated lagoon sewer system located on the property. The PRUD is a cluster development which includes commercial development, single-family lots and homes, golf and ski area plus open space. The costs for infrastructure will be greatly reduced by clustering and can be further reduced by allowing connections to third party lot owners along Snow Basin Road.

The Company proposes to identify a joint venture partner or seek financing from conventional sources in order to finance Phase One and Phase Two of the project.

II.  Shupe-Williams Plaza

Location. Shupe-Williams Plaza at 26th Street and Wall Avenue near Historic 25th Street in downtown Ogden, Utah.

Description. The Shupe-Williams Plaza Building is a four-story building of approximately 62,500 feet located on an 85,000 square foot building lot. The building was built in 1902 and

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was used as a warehouse and candy manufacturing facility.  The building has been abandoned for 15 years.

Current Zoning. With the assistance of the City of Ogden, the property and building have been zoned to accommodate both residential and commercial use.

Proposed Use. The Company is currently rehabbing the building and vacant lot. The main floor will be converted into a restaurant, office and retail use.
The upper floors will be converted to Live/Work lofts. Six (6) penthouse lofts will be constructed on top of the building.

Status. The Shupe-Williams Plaza property was conveyed to the Company by the Ogden City Corporation and the Ogden City Developmental Agency on May 27, 1998. The total purchase price was $100.00. The City has also agreed to rebate $250,000 in taxes, over a five-year period.

Estimated Revenue Phase One.  $6,000,000 to $7,500,000.

Financing. The Company is in the process of financing the construction phase and has made application with several financial brokers and institutions. The first phase of construction was started in September of 1998. The Company expects construction to be completed within twelve (12) to eighteen (18) months after financing has been approved. The Company has started to pre-sell and market the lofts. Currently 20 of the units have been reserved. A trust account has been set up to hold reservation deposits until construction of the building is complete. In addition, several Letters of Intent to lease space have been received.

Recent and Significant Developments (Shupe-Williams Plaza)

The Company entered into a Real Estate Purchase Contract on October 8, 1997, with the City of Ogden, Utah, and Ogden City Neighborhood Development Agency, to purchase the Shupe-Williams Building located at 2605 Wall Avenue, including the abandoned portion of 26th Street. The total purchase price was one hundred dollars ($100.00). The City has also agreed to tax increment rebates totaling $250,000. The rebate will be made to the Company over a five
(5) year period. The closing date on the building was May 27, 1998 at which time fee simple title was conveyed to the Company.

An Agreement was entered into with the Land Development Group of Provo, Utah to act as developer/consultants for the conversion of the old Shupe-Williams candy manufacturing building. The building will be converted into a 45 Live/Work loft-condominium complex plus commercial and retail space. The building was built in 1902, has four floors (approximately 62,500-sq. ft.) on a two (2) acre lot. The proposed sale of the lofts is expected to generate approximately $6,000,000 to $7,500,000 in revenue. The Land Development Group has in the past, successfully converted buildings in Houston, Texas; San Diego, California and Salt Lake City, Utah.

In February of 1999, negotiations were initiated with WADMAN INVESTMENTS L.L.C. to form a joint venture development to construct a four seasons golf and ski resort on property

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owned by both parties.  In addition, an application has been applied for with the Utah State Engineer to form a Water and Sewer District to be jointly managed by WADMAN INVESTMENTS L.L.C. and the Company.

Project Funding

OlymPeak Estates:

The Company intends to fund the OlymPeak Estates Project by initially funding the sale of the lots to qualified purchasers in-house. The Company will offer to potential purchasers two financing options: 1) Requires a twenty-five percent (25%) down payment, interest rate will be 3 points over prime with a 3 year balloon payment, a 20 year amortization schedule with a loan origination fee of two (2) points. 2) Requires a fifty percent (50%) down payment, an interest rate of two (2) points over prime, five (5) year balloon payment, 30 year amortization schedule with a loan origination fee of 1 1/2 points. Neither option will carry a pre-payment penalty and they will be transferable upon credit approval and a $300.00 fee. Total sales are estimated to be $4,848,000. The anticipated costs will be $975,000 for land cost, $1,300,000 infrastructure and $485,000 marketing for a net profit of $2,090,000. Twelve of the twenty-two lots have been reserved.

Shupe-Williams Plaza:

The Company has made an application, and as of the Date of this Registration Statement, is in negotiations for a $4 million construction loan for the Shupe-Williams Project, through US Bank's Commercial Real Estate Division. The terms are, prime + 1 1/2 points and the fees are 1 1/2 points for 24 months. The advance rate is 75% of the appraisal or 85% of the cost.

Additionally, a loan submittal for an equity financing credit- line of $5,000,000 - $5,500,000 has been pre-qualified by Kilpatrick & Hart, LTD., Inc., Financial Specialists. The Company is currently in negotiations to close this credit-line under the following terms and conditions: 1) Purpose of Loan:
Renovations of property and building, construction, advertising, marketing, and working/operating capital. 2) Interest Rate: 10% per annum. Fixed rate. Interest only and may accrue. 3) Term: Five years, no prepayment penalty.
4) Investor's Fee: 2%-3% from proceeds at closing. "Due-diligence costs" to be credited against fee payable upon funding; expenditures to be pre-approved by borrower. 5) Collateral: If applicable, pledging of to-be-determined percent of available company stock. 6) Equity Participation/Investor Internal Rate of Return: To be determined upon completion of formal due-diligence and mutually agreed upon by both parties prior to issuance of Firm Commitment to funding. Subsequent to repayment of all principal and interest minimum Internal Rate of Return 25% per annum, including 10% preferred return.

Business Opportunities

On May 15, 1996, the Company entered into a Letter of Understanding with VR Utah, Inc., dba Business Resource Center. The Letter of Understanding sets forth the terms whereby the parties can assist and co-operate with each other from time to time in identifying business opportunities

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that may be of beneficial and financial interest to each party.  VR Utah Inc.
was founded in Ogden, Utah in September, 1981, by William J. Tabar, who is currently a director of the Company. VR Utah, Inc.'s purpose, as a business broker, is to assist business owners in the sale and/or valuation of its clients' businesses. It provides expertise in the valuation and marketing of businesses. VR Utah, Inc. also provides guidance in the selection and purchase for those clients desiring ownership of a business.

VR Utah, Inc. expanded in 1983 to include offices in downtown Salt Lake City and Murray, Utah. In 1990, an additional location was opened in St. George, Utah. Business Resource Center is a member of International Business Brokers Association, which has over 800 members. Since its founding, VR Utah, Inc. has brokered the sale of approximately one thousand businesses.

In many instances, VR Utah's clients and customers require consulting services. The consultation may include financing options for equity, debt or a combination of both. The Company may seek to assist businesses which have recently commenced operations, development stage companies in need of additional capital for expansion into new markets, businesses seeking to develop a new product or service, and established businesses which may be experiencing financial or operating difficulties and are in need of additional capital. In addition to those businesses that VR Utah, Inc. may refer to the Company, the Company believes that there are numerous other business entities which will benefit from the infusion of capital. Thus, the Company believes ample business opportunities exist outside the real estate area; however, as of the date of this Registration Statement, the Company has not generated any revenues from the VR Utah Business opportunity.

The Company proposes to charge a fee for business consulting services. The compensation may be in the form of a consultation fee, an equity position in the business or a combination of both.

Real Estate Investment and Proposed Project

Ski Inn at Powder Mountain

Location. The Ski Inn at Powder Mountain property is located in Northern Utah, Cache County, and is adjacent to the main parking lot at Powder Mountain Ski Resort, eight miles from Eden, Utah. The property is located one hour from the Salt Lake City International Airport, and thirty minutes from Ogden, Utah.

Description. The proposed Ski Inn at Powder Mountain project is located on a two (2) acre parcel of mountainous unimproved land with access through the Powder Mountain Resort parking lot. The ski lifts and trails can be skied directly to and from the property.

Current Use.  The property is currently zoned FR-40 (conditional use permit).

Proposed Use. The Company proposes to construct a Hotel/Condominium consisting of 48 units for sale or rent.

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The Company exercised its option on December 31, 1996 and in an arms length transaction, acquired the property from the Ski Inn at Powder Mountain Limited Partnership. The Ski Inn at Powder Mountain Limited Partnership, purchased the property in April of 1978 for $10,000. Mr. Larry Walker, an Officer and Director of the Company was the General Partner of the Limited Partnership.
The Limited Partnership received 60,000 shares of the Company's $.001 par value Common Stock in consideration for the properties valued at $120,000. The Company proposes to allocate approximately $50,000 for the necessary entitlement work which includes the submittal to the local, county or state regulatory authority the geological data, surveys, conceptual plans and drawing in order to obtain a construction building permit.

Competition

The Company may face direct competition from other business and real estate development projects in the area, and it is possible that additional competitors will enter the Company's market. The real estate industry is highly competitive and consists of several medium and large companies who are better financed than the Company. These competitive properties may be priced lower than the price at which the property will be sold, and in some instances, may have amenities superior to those of the Company's property. In addition, there may be other real estate sales offices that may have more real estate sales people and have a better marketing plan. There can be no assurance that the Company will be able to compete successfully with present or future competitors.

Regulation

The Company is not subject to any governmental regulations other than those generally applicable to all businesses. However, the Company is regulated to the extent it deals with Federal, State and local governments regarding entitlements, such as, water, sewer, zoning and other utilities.

Employees

The Company presently has four (4) full-time employees and four (4) real estate
agents.   The Company does not currently employ a mortgage loan originator, but additional employees will be hired as necessary to provide the Company's services and carry on its operations as the Company expands.

Risk Factors Relating to the Business of the Company

1. Limited 0perating History. The Company was organized on March 5, 1996, in the State of Utah, and has limited operating history and is still in the Development Stage. The Company is, in essence, a new venture and no assurance can be given that the Company will be successful. Accordingly, the Company's limited operating history, prohibits an effective evaluation of the potential success of the Company.

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

The Company's viability and continued operations are dependent upon future profitability, its ability to generate cash flow from uncertainties related to the real estate industry, and other business opportunities. (See "Competition" and "Management".)

The Company's operations are subject to all of the risks inherent in the establishment of a new business enterprise. The likelihood of success for the Company must be considered in light of the problems, expenses, complications and delays frequently encountered in connection with the development of a new business and the competitive environment in which the Company operates. The Company since inception, has incurred an accumulated deficit of $1,069,763. There can be no assurance that the Company will be able to operate profitably in the future. Its financial objectives must therefore be considered very speculative. (See "FINANCIAL STATEMENTS".)

2. Need for Additional Financing. The Company will require additional working capital or other funds at a later date for the expansion of its operations. There is no assurance that the Company will be successful in obtaining additional financing or that such financing will be available upon acceptable terms to the Company.

3. Conflicts of Interest - General. The Company's Directors and Officers, are or may become, in their individual capacities, officers, directors, controlling shareholders and/or partners of other entities engaged in a variety of businesses. Thus, there exists potential conflicts of interest including, among other things, time, effort and corporate opportunity, involved in participation with other business entities. (See "MANAGEMENT - - Directors and Officers").

4. Lack of Market Study. The Company has not requisitioned a formal state or regional wide marketing study by an independent marketing organization for its own purposes, however, the Company has, through independent sources, assembled numerous statistical data to support its assessment of the real estate market. Additionally, there can be no assurance that there is sufficient demand to support real estate acquisitions, real estate development, real estate mortgages and real estate sales in the State of Utah.

5. Reliance Upon Officers and Consultants. The ability of the Company to operate successfully depends to a substantial degree upon its management and consultants. The assembly of a strong management team is critical to the success of the business.

6. Keyman Insurance. While the Company has obtained key-man insurance on its CEO and COO in the sum of $250,000 for each, the insurance may not be enough in the event of the loss of either or both. The loss of either party would have an adverse affect on the Company.

7. No Assurance of Properties' Appreciation. There is no assurance that the real properties will appreciate in value or upon the completed development, that they can be sold at a profit. The marketability and value will depend upon many factors beyond the control of the Company, and there is no assurance that there will be a ready market for the properties at the time the Company desires to sell the properties. The future value of the properties may be dependent upon developer demand for the properties, and there can be no assurance that demand currently exists or that it will exist in the future.
The value of the properties may also be dependent upon the ability of the Company or a developer or ultimate user to obtain the required entitlements (zoning, utilities, roads, etc.), necessary to realize the highest and best use of the properties and generate a profit. There can be no assurance that all the entitlements can be obtained.

8. Real Property Investment. The Company will be subject to all of the risks inherent in the ownership of real estate, including changes in the general or local economic conditions, decreased demand for property, or similar matters that will affect the ability of the Company to realize its goals. Such changes can result from decreases in employment in the surrounding communities, changes in supply and demand in the real estate market, fluctuating interest rates, changes in zoning, and competing properties in the locality.

9. Competition. The Company may face direct competition from other developer's projects in the area and it is possible that additional competitors will enter the same markets as the Company's. The competitive properties may be priced lower than the price at which the properties will be sold, and in some instances, may have amenities superior to those properties under the Company's control. There can be no assurance that the Company will be able to compete successfully with present or future competitors.

10. Environmental Risks. The ownership and development of real property may subject the Company to potential liability relating to hazardous materials stored, used, or discharged on the properties and other matters relating to environmental protection, which could adversely affect the Company. In connection with the recent acquisition of the properties, the Company has performed limited, informal environmental inquiries and found no material environmental non-compliance or cleanup liabilities.

11. Dependence upon Utah Market and Economy. The Company's real estate projects are all currently located within Weber and Cache Counties in the State of Utah. The properties currently are undeveloped and are in most cases in the raw land stage or, as in one case, an old abandoned building which is in the process of being renovated and converted into live/work condominiums. The Company's performance is linked to the economic conditions in the State of Utah. A decline in the expanding economy of the State of Utah, generally, may have a materially adverse affect on the financial condition of the Company.

12. Mortgage Loan Origination and Processing. Changes in interest rates can have a variety of affects on the Company's mortgage loan origination business. The market value of fixed-rate mortgage loans has a greater sensitivity to changes in market interest rates than adjustable-rate mortgage loans. To the extent an interest rate is established for a mortgage loan in process prior to the time such mortgage loan is funded (a "locked pipeline loan"), a gain or loss on the sale of such mortgage loan may result from changes in interest rates during the period between the time the interest rate is established and the time the mortgage loan is committed for sale.

13. Dependence on Wholesale Brokers. The Company may, for a time, depend on independent mortgage brokers, and to a lesser extent, on correspondent lenders, for the origination and purchase of its mortgage loans. These independent mortgage brokers deal with multiple lenders for each prospective borrower.
The Company competes with these lenders for the independent brokers' business on the basis of price, service, loan fees, costs and other factors. The

Company's competitors also seek to establish relationships with such brokers, who are not obligated by contract or otherwise to do business with the Company.

14. Real Estate Market Conditions. The Company's business may be adversely affected by periods of economic slowdown or recession, which may be accompanied by declining property values. Any material decline in property values reduces the ability of borrowers to use equity in the property to support any borrowings and increases the loan-to-value ratios of mortgage loans previously made, thereby weakening collateral coverage and increasing the possibility of a loss in the event of default. In addition, delinquencies, foreclosures and losses generally increase during economic slowdowns and recessions.

15. Options to Purchase Real Property. In most instances the Company proposes to obtain control over properties by negotiating options. However, if the Company is not able to complete the entitlement process through the Federal, State, County or City Governments in time to be able to exercise its options, the Company may lose its option monies and the monies expended for the entitlement work. The Company not only would lose the option and entitlement monies, which could be as little as $10,000 to upwards of $100,000, but the lost opportunity to continue the development could adversely affect the business of the Company.

16. Lack of Geographic Diversification. Since the Company's inception, the Company has been involved in real estate projects primarily in the State of Utah. Thus, the Company could be subject to adverse economic, political or business developments and natural hazard risks that may effect the region. If the regions real estate market should experience an overall decline in property values, rates of delinquency, foreclosure, bankruptcy and loss of mortgage business may be expected to increase substantially, as compared to such rates in a stable or improving real estate market.

17. Limited Endeavors. While the Company may have access to other business opportunities, the Company's financial resources are limited and, thus, may not be able to generate sufficient revenues to make those endeavors profitable. Therefore, the risks may out weigh any profits.

18. Year 2000 Compliance. The company does not anticipate any problems with Year 2000 Compliance. The Company, however, has been in contact with its accountant, bankers, title companies and transfer agent and has been assured that all are in Year 2000 Compliance. However, if these entities are not in compliance, the Company may experience limited business interruptions.
Should noncompliance be an issue, the Company will change its accountant, banking relationship, title companies or transfer agent.

ITEM 2.	MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The Company as of the date of this Registration Statement had several projects in varying degrees of development.

I.	The OlymPeak Estates Subdivision Project is currently in the final plan phase and the projected schedule for obtaining permits are: 1) Public culinary water system to include State Division of Drinking Water approval, well development and the formation of a water company. These tasks are all currently being addressed, and approval is expected on or before May 1, 2000. 2) Sewer system plans and approvals - The Company is currently working with State and County officials on an aerated lagoon sewage treatment facility. Conceptual design has been completed, and final construction design and approvals is anticipated to be completed by May 1, 2000. 3) Construction drawings are currently being finalized by the engineers. Final plans are anticipated to be completed on or before April 1, 2000 4) Final plat is anticipated be completed on or before May 1, 2000. 5) Application survey for final plan approval from the County will be submitted on or near May 1, 2000, and final approval is expected on or near June 1, 2000. 6) Construction of subdivision roads and infrastructure should begin on or before July 1, 2000, or as weather permits.

The Company has made application and is in the process of negotiating for a $4 million construction loan for the Shupe-Williams Project through US Bank's Commercial Real Estate Division; and a loan submittal for an equity financing credit line of $5,000,000 -$5,500,000 has been pre-qualified by Kilpatrick & Hart, LTD., Inc., Financial Specialists.

II.	Powder Mountain:  The Company proposes to construct a Hotel/Condominium consisting of 48 units for sale or rent. However, the Company has not, as yet, begun development and it is still in the review stage. The lot may either be sold or developed in the future.

III.	The Sanpete Development project has been abandoned.

IV.	Shupe-Williams Plaza is currently in the early stages of construction.
The first floor has been partially renovated with one unit completed and a second unit is under construction on the second floor.

While the Company has taken options and deposits on sales of OlymPeak lots and Shupe-Williams Live/Work loft units, final sales will not be realized until completion, which may not take place until the following year. Revenues are not expected to be significant until that time.

The financial statements for the six months ended June 30,1999 reflect an increase in sales commissions of $5,700 due to the sale of one parcel of real estate to an unrelated party. Operating expenses increased by $81,211. The largest expense was wages $61,350. There was a $15,000 expense for writing off the San Pete project. The balance of expenses of $4,861 was for various office and operating expenses.

In 1998, the Company was funding development of 3 projects:

1. Olympeak Estates-Snowbasin Land: $66,429 was spent on planning, land design, permits and fees, and water and sewer development.

2.  Sanpete development:  $4,275 was spent on planning and land design.

3. Shupe-Williams Plaza: $131,405 was spent on planning, architectural design, paint and asbestos removal, fire system, and building a model unit.

In addition the Company had overhead expenses of $341,171. This included salaries of $171,919, travel $26,763, professional fees $27,147, and other expenses of $115,342. These expenses were incurred in promoting and operating the Company.

As of December 31, 1998, the Company had cash totaling approximately $214,442. During the fiscal years ending December 31, 1998 and 1997, the Company expended $377,099 and $441,517 respectively to fund operations. In addition the Company has expended $714,728 on land purchases and development.

The Company, over a twelve-month period, between April 1, 1999 to March 31, 2000, anticipates incurring operation expenses of approximately $425,000 and $18,000 in debt service which is the principal reduction on the Maughan Note. This expenditure was incurred by the Company in September of 1999. The Maughan Note had an initial term consisting of a five (5) year repayment schedule. The Company is in year four (4) of this repayment schedule. Annual payments of principal and interest of $75,221 are due in October of each year. The Company is current on payments. There are two (2) remaining payments, $75,221 in October 2000 and the balance of $634,147 due in October of 2001. It is expected that the Company's current cash position will be sufficient to satisfy its cash requirements for the next six months. Additional cash will be required to sustain operations.

The Company will be required to raise substantial additional financing in future years. There can be no assurance that such funds will be sufficient in the near term or that conditions and circumstances described herein may not result in subsequent cash requirements by the Company in the immediate future just to sustain operations. In the event of such developments, attaining financing under such conditions may not be possible, or even if additional capital may be otherwise available, the terms on which such capital may be available may not be commercially feasible or advantageous.

During the next twelve months, the Company does not expect to make any significant purchases of plant or equipment. Investments in development projects will continue as cash availability permits.

The Company does not anticipate any significant changes in its number of employees during the next twelve (12) months.

The Company has reviewed the primary operations of its core business and does not anticipate any problems with Year 2000 Compliance. The Company's operation is not reliant upon the proper functionality of any computer system other than those used by third party vendors. The Company believes that its banking relationships, transfer agent and title companies are Year 2000 Compliant. Should any of these third party vendors not be Year 2000 Compliant, the Company will experience little to no adverse material impact on its cash flow or prohibit its ability to continue operations.

ITEM 3.	PROPERTIES

The Company's corporate office is located in Ogden, Utah along with associates located in San Francisco, California; Denver, Colorado; Boston, Massachusetts; Lake Tahoe, Nevada; England and Scotland.

Currently the Company maintains its corporate office at 2605 Wall Avenue, Ogden, Utah. The office space is approximately 1,500-sq. ft. in the Shupe-Williams Plaza Building. The Company owns the Shupe-Williams Plaza property and pays no rent for the office space it utilizes.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of the date hereof, based on information obtained from the persons named below, with respect to the beneficial ownership of the Common Stock by (i) each person known by the Company to own beneficially 5% or more of the Common Stock, (ii) each director and officer of the Company and (iii) all directors and officers as a group:

Name and Address                 Shares owned
of Beneficial Owner             Beneficially (1)      % Owned

Larry R. & Jean P. Walker           1,240,000           32%
195 Alhambra #3
San Francisco, CA 94123

Richard V. & Carolyn C. Murray      1,207,500           31%
3748 Divisadero Street
San Francisco, CA 94123

Sheila Kelly                          281,333            7%
4775 Summit Ridge Drive
Reno, NV 89503

Sherren O'Toole                           500         .013%
1120 Canyon Rd., #44
Ogden, UT 84404

William J. Tabar                       37,500            1%
4185 Beus Dr.
Ogden, UT 84403

Russell C. Maughan                     37,500            1%
1690 Shoshone Dr.
Ogden, UT 84403

Kevin Molinari                        196,667          5.1%
2375 Bay Street
San Francisco, CA 94123

Jon R. Blanchard                       37,500            1%
PO Box 3763
Park City, Utah 84060

Officers, Directors and 5%          3,038,500         78.2%
shareholders as a group
(7 in number)

                                       18

<F1>
(1) The number of shares of Common Stock owned are those "beneficially owned" as determined under the rules of the Securities and Exchange Commission, including any shares of Common Stock as to which a person has sole or shared voting or investment power and any shares of Common Stock which the person has the right to acquire within 60 days through the exercise of any option, warrant or right.

<F2>
(2) No officer, director or security holder listed above owns any warrants, options or rights, with the exception of Kevin Molinari, who has options to purchase an additional 600,000 shares of the Company's common stock. (See "Certain Relationships and Related Transactions.")

ITEM 5.  	DIRECTORS AND EXECUTIVE OFFICERS

The Directors and Officers of the Company are as follows:

Name                            Age              Position

Larry R. Walker*                63            Director, President, CEO
Richard V. Murray*              47            Director, COO/Treasurer
Sherren O'Toole                 59            Secretary
Sheila Kelly*                   61            Director
William J. Tabar                68            Director
Russell C. Maughan              45            Director Chairman of Board
Jon R. Blanchard                36            Vice President of Development
                                              Services

<F*>
*These persons may be deemed "promoters" of the Company as that term is defined under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

All Directors of the Company will hold office for one (1) year or until the next annual meeting of shareholders of the Company and their successors are duly elected and qualified.

The Officers of the Company are elected by the Board of Directors at the first meeting after each annual meeting of the Company's shareholders, and hold office until their death, or until they shall resign or have been removed.

Officers and Directors

Larry R. Walker/CEO. Mr. Walker has been President/CEO and Director since the inception of the Company. He is the principal broker for Marina Capital and Managing Member for the Shupe-Williams Plaza LLC. Mr. Walker has been a developer and manager of a major ski resort in the State of Utah. He established and managed a regional office for a national brokerage firm. Mr. Walker has owned and managed a business and financial services consulting company for small to medium sized businesses. Mr. Walker has been an executive with an investment banking firm and president of Equitable Business & Financial Services Inc., a business consulting firm, and SCOR Financial Associates, Inc., a securities consulting company. Mr. Walker also has had extensive business management, real estate development, securities and financial planning experience. He is a licensed Real Estate Broker and obtained his Real Estate Brokers License from the State of Utah in 1982. He obtained a California
Real Estate Sales License in 1986.  He also was an airline pilot for ten years.

Richard V. Murray/COO-Treasurer. Mr. Murray has been a Vice President and Director since the inception of the Company. Mr. Murray has been engaged in real estate as an investor, broker and developer since 1978. Mr. Murray has been a featured speaker for several real estate investment and brokerage firms specializing in commercial investment and development. Mr. Murray has also been a consultant for corporate CEO's and other corporate executives engaged in acquisition negotiations. Mr. Murray graduated Cum Laude from Holy Cross in 1973 with a Bachelor of Arts Degree in History. Mr. Murray obtained his California Real Estate Brokers License in 1980. He is currently the Chief Operating Officer and Principal Broker for the San Francisco Real Estate & Investment office.

Sherren O'Toole/Secretary. Ms. O'Toole was selected by the Board of Directors to fill the remaining term of office of Secretary upon the resignation of Sheila Kelly in April of 1999. Ms. O'Toole has been involved in real estate as an investor, sales agent, property manager and real estate office manager for fifteen (15) years. Prior to that time, Ms. O'Toole was a Tax Technician and Supervisory Manager for the Internal Revenue Service for fifteen (15) years. Ms. O'Toole attended Weber State University in Ogden, Utah.

Sheila Kelly/Director. Ms. Kelly has been a Director of the Company since its inceptioin and the Corporate Secretary through March of 1999. Ms. Kelly has been involved in real estate as an investor, consultant and sales agent for fifteen (15) years. Ms. Kelly has also consulted with clients in the acquisition of residential and commercial real estate properties and has also been involved in several condominium conversion projects. Ms. Kelly attended Mon Fertiles Finishing School in Morges, Switzerland and obtained a Degree in French Literature. Ms. Kelly obtained her Real Estate Sales License from the State of California in 1973.

William J. Tabar/Business Development/Director. Mr. Tabar has been a Director of the Company since May of 1997. Mr. Tabar was co-founder of VR Utah, Inc. VR Utah, Inc. opened its first business brokerage office twenty (20) years ago in Ogden, Utah. Mr. Tabar currently owns and manages four business brokerage offices located throughout the State of Utah. Mr. Tabar is a member of the International Business Broker Association, the M & A Source, and a Certified Business Intermediary. Before co-founding VR Utah, Inc., Mr. Tabar was Chief Operating Officer and Executive Vice President of Scott USA, a privately owned company, which manufactured ski and motorcycle products domestically and internationally. Mr. Tabar holds a M.S. Degree in Chemical Engineering from West Virginia University.

Russell C. Maughan/Director. Mr. Maughan has been a Director of the Company since May of 1997 and is currently Chairman of the Board. Mr. Maughan presently serves as Vice President of Home Abstract & Title Co. in Ogden, Utah, and has been an officer and director for the past twenty (20) years. He is also a trustee, stockholder and trust officer of Home Abstract & Title Co. Mr. Maughan is designated as a Utah Registered Abstractor and Licensed Title Agent. Mr. Maughan is a General Partner of Wolf Creek Country Club Associates. He is a member of the Ogden Chamber of Commerce, Utah Homebuilders Legislative Affairs Committee and Ogden Board of Realtors. Mr. Maughan has also been a Utah State Republican Party Delegate.

Jon R. Blanchard/Development Services. Mr. Blanchard is currently Vice President of Marina Capital Development Services. Mr. Blanchard has been involved in land planning and landscape architectural design since graduating from Kansas State University's College of Architecture and Design in 1988. He has extensive experience in land planning, landscape architectural design and consultation for various resort, hotel, skiing, golf course, light industrial, retail commercial and residential projects. Mr. Blanchard has prepared design construction documents, cost estimates, specifications and bid documents of several parks throughout New York City and has worked on high-end projects in 14 states. Mr. Blanchard is the owner and president of 13 Design Studio in Park City, Utah. Mr. Blanchard has done extensive work and consultation on Utah's Winter Sports Park, which will be the site of all ski jumping, bobsled and luge events during the 2002 Winter Olympics.

ITEM 6.  	EXECUTIVE COMPENSATION

EXECUTIVE COMPENSATION TABLE
Annual Compensation

Name and Principal                               Other         Total
Position                   Year    Salary     Compensation   Compensation
Larry R. Walker(1)         1999    $75,000      $9,600(2)      $84,600
President/CEO

Richard V. Murray(1)       1999    $75,000      $9,600(2)      $84,600
Treasurer/COO

Jon R. Blanchard(1)        1999    $62,400      $9,600(2)      $72,000
Vice President/
Development Services

Sherren O'Toole            1999    $26,400         0           $26,400
Corporate Secretary

<F1>
(1) Mr. Larry Walker spends approximately 100% of his time on the Company's business. Mr. Rick Murray spends approximately 100% of his time on the Company's business. Mr. Jon Blanchard spends approximately 100% of his time on the Company's business. Ms. Sherren O'Toole spends approximately 100% of her time on the Company's business.

<F2>
(2)	The $9,600.00 annual Other Compensation represents, $800.00 per month for expenses and travel allowances.

The Company has entered into a seven (7) year Employment Agreement with its CEO, Larry R. Walker and COO, Richard L. Murray. The Company pays both its CEO and COO, $6,250 per month, and $800 per month expense/travel allowance.

The Company has entered into a three (3) year Employment Agreement with its Vice President, Jon R. Blanchard. The Company will pay its Vice President of Development Services, $62,400 per year and $800.00 per month miscellaneous expense allowance.

Each outside Director receives $100.00 for attending meetings of the Board of Directors and all Directors are reimbursed for out-of-pocket expenses incurred in connection with the Company's business.

ITEM 7.  	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company has not entered into any transactions during the last two fiscal years with any director, executive officer, director nominee, or shareholder of 5% or more, with the exception of Kevin Molinari. The Company on October
20, 1998, issued to Kevin Molinari 300,000 options to be exercised on or before October 20, 2004, at an exercise price of $2.50 per share. Additionally, the Company issued to Kevin Molinari 200,000 options to be exercised on or before December 14, 2004, at an exercise price of $2.50 per share and 100,000 options to be exercised on or before May 15, 1999 at an exercise price of $2.00 per share.

The Company has not entered into transactions with any member of the immediate families of the foregoing persons (includes spouse, children, siblings, and in-laws), nor is any such transaction proposed.

ITEM 8.  	DESCRIPTION OF SECURITIES

Common Stock

The authorized capital stock of the Company consists of 30,000,000 shares of $.001 par value Common Stock. All shares have equal voting rights and are non-assessable. Voting rights are not cumulative, and therefore, the holders of more than fifty percent (50%) of the Common Stock of the Company could, if they chose to do so, elect all the Directors.

Upon liquidation, dissolution or winding up of the Company, the assets of the Company, after the payment of liabilities, will be distributed pro rata to the holders of the Common Stock. The holders of the Common Stock do not have preemptive rights to subscribe for any securities of the Company and have no right to require the Company to redeem or purchase their shares. The shares of Common Stock presently outstanding are fully paid and non-assessable.

Holders of Common Stock are entitled to share equally in dividends when, and if declared by the Board of Directors of the Company, out of funds legally available thereof. The Company has not paid any cash dividends on its Common Stock, and it is unlikely that any such dividends will be declared in the foreseeable future.

As of the date hereof, the Company had outstanding 3,881,184 shares of common stock.

Preferred Stock

The Company is authorized to issue 5,000,000 shares of Preferred Stock, no par value, of which 84,259 shares have been issued and outstanding or subscribed for as of May 15, 1999 the date hereof.

In general, any of the Company's Preferred Stock may be issued in series from time to time with such designation, rights, preferences and limitations as the Board of Directors of the Company may determine by resolution. The rights, preferences and limitations of separate series of Preferred Stock may differ with respect to such matters as may be determined by the Board of Directors. This is to include, without limitation, the rate of dividends, method and nature of payment of dividends, terms of redemption, amounts payable on liquidation, sinking fund provisions (if any), conversion rights (if any), and voting rights.  The potential exists therefore,
that additional preferred stock might be issued which would grant additional dividend preferences and liquidation preferences to preferred shareholders. Unless the nature of a particular transaction and applicable statutes require such approval, the Board of Directors has the authority to issue these shares
without shareholder approval.   The issuance of Preferred Stock may have the
effect of delaying or preventing change in control of the Company without any further action by shareholders.

Dividends

The Company has never paid a cash dividend on its Common Stock nor does the Company anticipate paying cash dividends on its Common Stock in the near future. It is the present policy of the Company not to pay cash dividends on the Common Stock but to retain earnings, if any, to fund growth and expansion. Under Utah law, a company is prohibited from paying dividends if the company, as a result of paying such dividends, would not be able to pay its debts as they come due, or if the company's total liabilities and preferences to preferred shareholders exceed total assets. Any payment of cash dividends of the Common Stock in the future will be dependent upon the Company's financial condition, results of operations, current and anticipated cash requirements, plans for expansion, as well as other factors the Board of Directors deems relevant.

PART II

ITEM 1.  	LEGAL PROCEEDINGS

The Company is not party to any pending litigation and none is contemplated nor has been threatened.

ITEM 2. MARKET PRICE OF SECURITIES AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

Market For Common Stock and Related Stockholder Matters:

There is no public trading market for the Company's Common Stock. The Company intends to apply to have the Common Stock traded on the OTC Bulletin Board. No assurance can be given that such application will be approved and, if approved, that an active trading market for the Common Stock will be established or maintained.

There are no outstanding options or warrants to purchase, or securities convertible into, shares of Common Stock.

As of the date hereof, there are 3,701,284 shares of Common Stock that could be sold pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act").

Holders of Record:

As of May 15, 1999, there were 76 holders of record of the Company's Common Stock, and the number of beneficial holders was approximately 66.

ITEM 3.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

There has been no change in principal independent accountants or reported disagreements on any matter of accounting principles or procedures or financial statement disclosures during the Company's two most recent fiscal years.

ITEM 4.	RECENT SALES OF UNREGISTERED SECURITIES

As of May 15, 1999 the Company had 3,881,184 shares of its $.001 par value common stock issued and outstanding of which 3,701,284 shares were issued in transactions exempt by reason of Section 4(2) of the Securities Act of 1933, as amended, and 179,900 shares were issued in transactions exempt by reasons of Rule 504 of Regulation D promulgated pursuant to Section 3(b) of the Securities Act of 1933, as amended.

Between February 20, 1996 and May 15, 1996, in connection with its formation, the Company issued a total 2,703,000 common shares to each of its three (3) founders, Larry Walker received 1,230,000 shares for $2,000 cash and services valued at $10,300, Rick Murray received 1,230,000 shares for $2,000 cash and services valued at $10,300 and Sheila Kelly received 243,000 shares for $44,688 cash. The issuance was exempt by virtue of Section 4(2) of the Securities Act of 1933, as amended.

Between May of 1996 through March of 1999, the Company issued to twenty-seven
(27) individuals an aggregate of 784,481 shares of its common stock by virtue of Section 4(2) of the Securities Act of 1933, as amended, for a total consideration of $699,473 in cash, exchange for properties and services.

On April 28, 1997, the Company completed the issuance of 138,255 shares in a transaction exempt by reason of Rule 506 of Regulation D and pursuant to
Section 4(6) of the Securities Act of 1933, as amended, at $2.00 per share for a total consideration of $276,510.

Between August 8, 1997, and April 30, 1998, the Company issued 84,259 shares of its no par value preferred stock to seven (7) people in transactions exempt by reason of Section 4(2) of the Securities Act of 1933, as amended in consideration of $220,778.

From February of 1998 to August of 1998, the Company issued 77,215 shares of its common stock in transactions exempt by reason of Rule 505 of Regulation D promulgated pursuant to Section 4(6) of the Securities Act of 1933, as amended, at $3.25 per share for a total consideration of $250,949.

On April 14, 1999, the Company completed an exempt offering by virtue of a 504 of Regulation D and Section 3(b) of the Securities Act of 1933, as amended, at $3.75 per share issued 179,900 shares for total proceeds of $674,625.

The Company exercised an option on December 31, 1996 and in an arms length transaction, acquired property from Ski Inn at Powder Mountain, a Limited Partnership in which Mr. Larry R. Walker, a Director and President of the Company was the General Partner. The Limited Partnership received 60,000 shares of the Company's $.001 par value Common Stock in consideration for the properties valued at $120,000.

ITEM 5.        INDEMNIFICATION OF DIRECTORS AND OFFICERS

The corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee, fiduciary or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorney fees), judgments, fines, and amounts paid in settlement actually and reasonably believed to be in the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction or upon a pleas of nolo contenders or its equivalent shall not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in the best interests of the corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe his conduct was unlawful.

The corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in the best interests of the corporation; but no indemnification shall be made in respect of any claim, issue, or matter as to which such person has been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

To the extent that a director, officer, employee, fiduciary or agent of a corporation has been successful on the merits in defense of any action, suit, or proceeding referred to in (a) or (b) of this Article VII or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorney fees) actually and reasonably incurred by him in connection therewith.

Any indemnification under (a) or (b) of this Article VII (unless ordered by a court) and as distinguished from (c) of this Article shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee, fiduciary or agent is proper in the circumstances because he has meet the applicable standard of conduct set forth in (a) or (b)) above. Such determination shall be made by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit, or proceeding, or, if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs.

Expenses (including attorney's fees) incurred in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding as authorized in Section
(d) of this Article, upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as authorized in this Article.

The board of directors may exercise the corporation's power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this Article.

The indemnification provided by this Article shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under these Articles of Incorporation, the Bylaws, agreements, vote of the shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and personal representatives of such a person.

                                   PART III

ITEM 1.  	INDEX TO EXHIBITS

The following list describes the exhibits filed as part of this Registration Statement on Form 10-SB:

Exhibit No.		Description of Document

3.1		Articles of Incorporation of Marina Capital, Incorporated.

3.2		Bylaws of Marina Capital, Incorporated.

4.0		Specimen form of Registrant's common stock.

10.1		Employment Agreement dated November 1, 1996 between Marina
		Capital, Inc., and Larry R. Walker.

10.2		Employment Agreement dated November 1, 1996 between Marina
		Capital, Inc., and Richard V. Murray.

10.3		Employment Agreement dated April 1, 1999, between Marina
		Capital Inc., and John R. Blanchard.

10.4		Option Agreements dated, October 20, 1998, between Kevin
		Molinari and Marina Capital, Inc. for 300,000 options.

10.5		Option Agreement dated, December 14, 1998, between Kevin
		Molinari and Marina Capital, Inc. for 200,000 options.

10.6		Subscription/Option Agreement dated March 15, 1999, between
		Kevin Molinari and Marina Capital, Inc. for 100,000 options.

10.7		Consent of Accountants.

10.8            Letter of Intent and Understanding between VR Utah and Marina
                Capital, Inc.

10.9		Financing Terms OlymPeak Estates Subdivision

10.10 Real Estate Purchase Contract Shupe Williams Plaza (the Company) and Ogden City Corporation and Ogden City Neighborhood Development Agency.

23.0		Loan Agreement dated, October 31, 1996, between the Maughn
		Family Trust and Marina Capital, Inc.

ITEM 2.	DESCRIPTION OF EXHIBITS

The required exhibits are attached hereto, as noted in Item 1 above.

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                       Marina Capital, Inc.

                                                       /s/ Larry Walker
                                                       ____________________
                                                       by: Larry Walker
                                                           President
Date: March 20, 2000

                                   PART IV

ITEM 1.  	FINANCIAL STATEMENTS

                         MARINA CAPITAL, INCORPORATED
                       (A Development Stage Enterprise)

                       CONSOLIDATED FINANCIAL STATEMENTS

                  MARCH 31, 1999, DECEMBER 31, 1998 AND 1997

                                     INDEX

                                                                     Page

Independent Auditor's Report                                            1

Consolidated Balance Sheets                                         2 - 3

Consolidated Statements of Operations                               4 - 5

Consolidated Statements of Cash Flows                               6 - 7

Consolidated Statements of Stockholders' Equity                         8

Consolidated Notes to Financial Statements                         9 - 23

                        INDEPENDENT AUDITOR'S REPORT



To the Shareholders and Board of Directors
Marina Capital, Incorporated

We have audited the accompanying consolidated balance sheets of Marina Capital, Incorporated, (a development stage enterprise), a Utah corporation, as of March 31, 1999, December 31, 1998 and 1997 and the related consolidated statements of operations, stockholders' equity, and cash flows for the three months and years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Marina Capital, Incorporated as of March 31, 1999, December 31, 1998 and 1997 and the results of its operations and its cash flows for the three months and years then ended in conformity with generally accepted accounting principles.




						 Davis, James, & Chase-Kraaima
						 Certified Public Accountants
						 Ogden, Utah

October 5, 1999

                         MARINA CAPITAL, INCORPORATED
                       (A Development Stage Enterprise)

                          CONSOLIDATED BALANCE SHEETS

	MARCH 31, 1999, DECEMBER 31, 1998 AND 1997


                                    ASSETS

                                     March 31,     December 31,    December 31,
                                       1999           1998            1997
CURRENT ASSETS
  Cash - unrestricted               $  274,299      $  166,342      $   15,277
  Escrow deposits                       45,100          51,100           2,100
  Accounts receivable                        0          15,000          15,000
  Deposits                                 220             220               0

     TOTAL CURRENT ASSETS              319,619         232,662          32,377

OTHER ASSETS
  Office equipment (net)                 3,989           4,101           1,840
  OlymPeak Estates land              1,241,311       1,242,190       1,175,761
  Powder Mountain land                  96,000          96,000         120,000
  Sanpete development                   10,402          10,402           6,127
  Shupe-Williams Plaza                 190,009         151,417          20,012

     TOTAL OTHER ASSETS              1,541,711       1,504,110       1,323,740

TOTAL ASSETS                        $1,861,330      $1,736,772      $1,356,117


                     LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Bank overdraft                    $        0      $        0      $    6,535
  Accrued interest                      66,399          54,631          63,038
  Accounts payable                         918          16,576          36,882
  Payroll taxes payable                  9,043           1,001           4,473
  Note payable - Maughan                17,951          17,951          10,819
  Note payable - Hovey                       0               0          54,000
  Trust deposits                        45,100          51,100           2,100

     TOTAL CURRENT LIABILITIES         139,411         141,259         177,847

LONG-TERM LIABILITIES:
  Note payable                         694,181         694,181         759,000
  Less current portion                 (17,951)        (17,951)        (64,819)

     TOTAL LONG-TERM LIABILITIES       676,230         676,230         694,181

     TOTAL LIABILITIES                 815,641         817,489         872,028



                                      F-4
                See accompanying notes and accountants' report.
                                                                  Fwd ...(2)

                         MARINA CAPITAL, INCORPORATED
                       (A Development Stage Enterprise)

                    CONSOLIDATED BALANCE SHEETS (CONTINUED)

                  MARCH 31, 1999, DECEMBER 31, 1998 AND 1997


                                     March 31,     December 31,    December 31,
                                       1999           1998            1997

STOCKHOLDERS' EQUITY
  Common stock - 30,000,000 shares
  $.001 par value authorized
   3,935,184 shares issued           1,874,674
   3,863,205 shares issued                           1,634,101
   3,531,768 shares issued                                             859,112
  Preferred stock - 5,000,000 shares
   no par value authorized
   84,259 shares issued                240,778         240,778
   74,259 shares issued                                                210,778
  Deficit accumulated in the
   development stage                (1,069,763)       (955,596)       (585,801)

     TOTAL STOCKHOLDERS' EQUITY      1,045,689         919,283         484,089

     TOTAL LIABILITIES AND
       STOCKHOLDERS' EQUITY         $1,861,330      $1,736,772      $1,356,117

               See accompanying notes and accountants' report.
                                                                          (3)

                          MARINA CAPITAL, INCORPORATED
                       (A Development Stage Enterprise)

                     CONSOLIDATED STATEMENT OF OPERATIONS

                   FOR THE THREE MONTHS ENDED MARCH 31, 1999
                    AND THE YEARS DECEMBER 31, 1998 AND 1997

                                Three Months       Year            Year           Memo Only
                                   Ended           Ended           Ended        March 5, 1996
                                 March 31,      December 31,    December 31,    (inception) to
                                   1999            1998            1997         March 31, 1999

REVENUE
  Real estate sales
   commissions                   $   7,975       $   3,642       $  56,530        $    68,147
  Rent - land                            0           2,100               0              2,100
  Gain on sale of
   Ski Inn land                          0          15,000               0             15,000

     TOTAL REVENUE                   7,975          20,742          56,530             85,247

OPERATING EXPENSES
  Abandoned projects                15,000           1,781               0             16,781
  Accounting                         1,182           8,767           9,519             24,004
  Advertising and
   promotion                           110           9,679           1,559             12,876
  Commissions                        3,578           9,307          29,134             54,345
  Consulting                             0           5,765          71,332            188,832
  Dues and registrations               716           1,082           1,319              6,367
  Supplies                               0               0               0              4,736
  Legal                              5,125          12,615          19,313             53,586
  Office expenses                    5,913          18,298           7,923             35,400
  Miscellaneous                        197           2,336           3,968              7,980
  Rent                                 225          10,084          14,196             28,124
  Taxes                              5,993          20,778          17,350             44,665
  Travel & entertainment             5,406          26,763          15,623             64,307
  Telephone                          2,013          15,460           8,266             31,184
  Salaries                          60,075         171,919         185,559            429,803
  Insurance                          3,588           5,645           8,415             17,648
  Auto                               6,954          20,436          17,820             45,210
  Depreciation                         114             456               0                570

     TOTAL OPERATING
      EXPENSES                     116,189         341,171         411,296          1,066,418

     NET LOSS FROM
      OPERATIONS                  (108,214)       (320,429)       (354,766)          (981,171)

OTHER INCOME AND (EXPENSES)
  Interest income                    1,270           2,874   515     5,722
  Interest expense                  (7,223)        (52,240)        (34,851)           (94,314)

     TOTAL OTHER INCOME
      AND (EXPENSE)                 (5,953)        (49,366)        (34,336)           (88,542)



                                     F-6
                See accompanying notes and accountants' report.
                                                                                Fwd ...(4)


                         MARINA CAPITAL, INCORPORATED
                       (A Development Stage Enterprise)

               CONSOLIDATED STATEMENT OF OPERATIONS (CONTINUED)

                  FOR THE THREE MONTHS ENDED MARCH 31, 1999
                  AND THE YEARS DECEMBER 31, 1998 AND 1997

                                Three Months       Year            Year           Memo Only
                                   Ended           Ended           Ended        March 5, 1996
                                 March 31,      December 31,    December 31,    (inception) to
                                   1999            1998            1997         March 31, 1999

NET LOSS                        $ (114,167)      $(369,795)      $(389,102)       $(1,069,763)

BASIS LOSS PER SHARE                 $(.03)          $(.10)          $(.12)

WEIGHTED AVERAGE
 COMMON SHARES                   3,899,195       3,697,487       3,372,437



                                     F-7
                See accompanying notes and accountants' report.
                                                                                       (5)


                         MARINA CAPITAL, INCORPORATED
                       (A Development Stage Enterprise)

                    CONSOLIDATED STATEMENTS OF CASH FLOWS

                  FOR THE THREE MONTHS ENDED MARCH 31, 1999
                  AND THE YEARS DECEMBER 31, 1998 AND 1997

                                Three Months       Year            Year           Memo Only
                                   Ended           Ended           Ended        March 5, 1996
                                 March 31,      December 31,    December 31,    (inception) to
                                   1999            1998            1997         March 31, 1999

OPERATING ACTIVITIES

Net loss                        $ (114,167)      $(369,795)      $(389,102)       $(1,069,763)
Adjustments to reconcile
 net (loss) to net cash
 provided by operating
 activities:
  Changes in operating
  assets and liabilities
   Accounts receivable              15,000            (220)         (9,554)              (220)
   Accounts payable and
    accrued expenses                 4,150         (38,719)        110,927             76,360
  Depreciation                         114             456               0                570

Net cash provided (used)
 in operating activities           (94,903)       (408,278)       (287,729)          (993,053)

INVESTING ACTIVITIES

Sale of land                             0          24,000               0             24,000
Purchase of real estate            (37,713)       (202,109)       (310,885)        (1,561,722)
Purchase of equipment                    0          (2,718)         (1,830)            (4,558)

Net cash provided (used)
 in investing activities           (37,713)       (180,827)       (312,715)        (1,542,280)

FINANCING ACTIVITIES

Proceeds from debt                       0               0          54,000          1,162,000
Principle payments on debt               0         (64,819)       (403,000)          (467,820)
Proceeds from sale of
 common stock                      240,573         774,989         725,978          1,874,674
Proceeds from sale of
 preferred stock                         0          30,000         210,778            240,778

Net cash provided in
 financing activities              240,573         740,170         587,756          2,809,632

Change in cash                     107,957         151,065         (12,688)           274,299

Cash at beginning of
  period                           166,342          15,277          27,965                  0
Cash at end of period            $ 274,299       $ 166,342       $  15,277        $   274,299



                                     F-8
                See accompanying notes and accountants' report.
                                                                    Fwd...(6)


                         MARINA CAPITAL, INCORPORATED
                       (A Development Stage Enterprise)

               CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

                   FOR THE THREE MONTHS ENDED MARCH 31, 1999
                   AND THE YEARS DECEMBER 31, 1998 AND 1997

                                Three Months       Year            Year           Memo Only
                                   Ended           Ended           Ended        March 5, 1996
                                 March 31,      December 31,    December 31,    (inception) to
                                   1999            1998            1997         March 31, 1999

SUPPLEMENTAL DISCLOSURES

Non-cash investing activities - None

Operating activities reflect
  Interest                      $   5,953        $  49,366       $  34,851
  Taxes                         $       0        $       0       $       0


For purposes of the statements of cash flows, the Company considers all short term instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at March 31, 1999, December 31, 1998 and 1997.



                                      F-9
                See accompanying notes and accountants' report.
                                                                         (7)

                         MARINA CAPITAL, INCORPORATED
                       (A Development Stage Enterprise)

               CONSOLIDATED STATEMENTS OF  STOCKHOLDERS' EQUITY

                   FOR THE THREE MONTHS ENDED MARCH 31, 1999
                   AND THE YEARS DECEMBER 31, 1998 AND 1997


                                                                                        DEFICIT
                                                                                      ACCUMULATED
                                      COMMON STOCK             PREFERRED STOCK          IN THE
                                 NO. OF                     NO. OF                    DEVELOPMENT
                                 SHARES        AMOUNT       SHARES      AMOUNT          STAGE

Balance January 1, 1997          3,213,105   $  133,134               $      0        $  (196,699)

Stock issued                       318,663      725,978     74,259     210,778                  0

Net loss                                                                                 (389,102)

Balance December 31, 1997        3,531,768      859,112     74,259     210,778           (585,801)

Stock issued                       331,437      774,989     10,000      30,000                  0

 Net loss                                                                                (369,795)

Balance December 31, 1998        3,863,205    1,634,101     84,259     240,778           (955,596)

Stock issued                        71,979      240,573          0           0                  0

Net loss                                                                                 (114,167)

Balance March 31, 1999           3,935,184   $1,874,674     84,259    $240,778        $(1,069,763)



                See accompanying notes and accountants' report.
                                                                                (8)
                                     F-10

                         MARINA CAPITAL, INCORPORATED
                       (A Development Stage Enterprise)

                  CONSOLIDATED NOTES TO FINANCIAL STATEMENTS


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

A.	Nature of Business

	The company was incorporated in Utah on March 5, 1996. The purpose of the company is to invest in and develop various real estate and other business opportunities. The company has several projects in various stages of development. Marina Capital, Incorporated has formed two Limited Liability Companies to own and manage the Shupe-Williams building project. The Shupe-Williams building was purchased by Shupe-Williams Plaza, LLC for $100 and is its' only asset. Shupe-Williams Plaza, LLC is 100% owned by Marina Holding, LLC which has no other assets. Marina Holding, LLC is 100% owned by Marina Capital, Incorporated. All three companies have been consolidated into these financials and any intercompany transactions have been eliminated.

B.	Income Taxes

	The company elected subchapter-S status at inception. This election has been terminated as of January 1, 1997. There are no tax liabilities at this time, as the company has loss carryovers of $807,936 as of December 31, 1999. The Company has adopted SFAS No. 109 (See Note 8).

C.	Accounting Methods

	The company uses the accrual method of accounting. Development and organization costs are capitalized and amortized or expensed according
        to generally accepted accounting principles.   Commission revenue and
        gains on sales of real estate are recognized as sales are closed.

D.	Use of Estimates

	The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.


NOTE 2 - RELATED PARTY TRANSACTIONS

The Company was organized by Richard V. Murray and Larry R. Walker. Salaries and expense allowance have been paid to these individuals. They are currently working to develop the company with compensation of $6,250 each month.

                                     F-11
                                                                    Fwd...(9)

                         MARINA CAPITAL, INCORPORATED
                       (A Development Stage Enterprise)

            CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 2 - RELATED PARTY TRANSACTIONS (CONTINUED)

                                  Three Months      Year ended     Year ended
                                Ended March 31,   December 31,    December 31,
                                     1999             1998           1997

	Salaries and expense
	  allowance paid to
          related parties          $50,000          $169,200       $169,200


The Company purchased 65 acres of land called the Snowbasin land from the Maughan Family Partnership for $975,000 on October 31, 1996 (See Note 15). Russell Maughan, who is a 1% shareholder and chairman of the Board of Marina Capital is also a partner in the Maughan Family Partnership. The Company feels it was an arms-length transaction.

The Company purchased a two acre lot at Powder Mountain from Ski Inn, a company in which Larry Walker was an owner. The purchase price was $120,000 in stock (See Note 15).

NOTE 3 - TRUST ACCOUNTS

The Company has four trust accounts maintained at the Bank of Utah. The Investor's Trust Account is where new investor moneys are deposited. Stock is issued to investors. The Real Estate Trust Account holds deposits and proceeds of real estate brokerage transactions. The Shupe Williams Trust holds 19 $1,000 refundable deposits for investors interested in purchasing condo units. The OlymPeak Trust holds money deposited on OlymPeak lot sales. A liability account has been set up for all but the investor deposits.

NOTE 4 - NOTES PAYABLE

The Company has the following notes outstanding:

                                        March 31,    December 31,  December 31,
                                          1999           1998          1997
	Maughan Family Partnership -
	  8.25% secured by Snowbasin
          land-first position            $694,181      $694,181      $705,000

        Hovey                                   0             0        54,000

        Total                             694,181       694,181       759,000

        Less current maturities            17,951        17,951        64,819

        Long-term portion                $676,230      $676,230      $694,181

                                     F-12
                                                                   Fwd...(10)

                         MARINA CAPITAL, INCORPORATED
                       (A Development Stage Enterprise)

           CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 4 - NOTES PAYABLE (CONTINUED)

	5 year repayment schedule

	  1999	$ 17,951
	  2000	  19,451
	  2001	 656,779
		$694,181

NOTE 5 - DEVELOPMENT COSTS

The Company has incurred development costs on various development projects. These costs have been capitalized and will be expended when the related projects are sold or abandoned. Total costs as of March 31, 1999 are $1,537,722. This includes costs directly associated with the development of the project such as materials, labor, subcontractors, licensing fees, building permits, surveys, insurance, taxes, interest and any other costs directly associated with the development. As of this date, all costs have been directly associated with individual projects and no overhead allocation has been necessary.

NOTE 6 - STOCK

 The Company has the following shares of stock outstanding:

                          Restricted      Unrestricted        Total

        Common            3,701,284          233,900        3,935,184
        Preferred            84,259                -           84,259

The preferred stock bears interest at 10 to 12% per annum. Purchaser may elect to receive cash or additional preferred stock at $2.75 to $3.25 per share. After 2 years the stockholder may elect to redeem their stock at a price of $3.00 to $3.50. Four stockholders also have an option to redeem their stock towards the purchase of a lot in the OlymPeak Estates Subdivision No. 1. No interest has been paid nor has any additional stock been issued. Interest owed was $7,398 at December 31, 1997, $35,483 at December 31, 1998, and $42,706 at
March 31, 1999. The preferred stock has no voting rights. No stockholder has exercised their conversion rights.

NOTE 7 - EARNINGS PER COMMON SHARE

Earnings per common share are calculated by dividing net income by the weighted average number of common shares outstanding during the period as required by SFAS 128. Under the new requirements for calculating primary net income per share (basis earnings per share), the dilutive effect of stock options will be excluded.

                                     F-13
                                                                  Fwd...(11)

                         MARINA CAPITAL, INCORPORATED
                       (A Development Stage Enterprise)

            CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (CONTINUED)


NOTE 8 - INCOME TAXES

 The Company has adopted SFAS No. 109, "Accounting for Income Taxes". Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. No deferred tax assets or liabilities have been reflected in the financial statements. There are no differences between the carrying values of assets and liabilities for book verses tax basis. The Company has operated at a loss since inception. The Company feels that any tax benefit from these operating losses is uncertain and would be reduced to zero under the valuation allowance rules. The Company has net operating losses of $873,064 as of March 31, 1999. They begin to expire in the year 2017.


NOTE 9 - CONTINGENT LIABILITIES

Ogden City Corporation and the Ogden City Redevelopment Agency each hold a $250,000 trust deed note on the Shupe-Williams Building and adjacent lot. Said notes will be deemed satisfied upon sufficient completion of the project as specified in the purchase agreement. The Company is also subject to restrictions on transfer of the building (See the agreement for complete details). Management has not reported this obligation in the financial statements due to its contingent nature. They feel it will never be paid as it will be satisfied on completion of the project or canceled if the building is returned to the sellers. (See FAS 105.)


NOTE 10 - ESCROW DEPOSITS

The Company has established bank trust accounts to hold money restricted for specified uses.

	REAL ESTATE TRUST - This is a trust account to hold real estate customer deposits.

	SHUPE-WILLIAMS TRUST - This is a trust account to hold deposits from individuals who are interested in purchasing Shupe-Williams Building condo units when completed. The funds are refundable if not completed.

                                                                  Fwd...(12)

                         MARINA CAPITAL, INCORPORATED
                      (A Development Stage Enterprise)

            CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (CONTINUED)


NOTE 10 - ESCROW DEPOSITS (CONTINUED)

	OLYMPEAK TRUST - This is a trust account to hold deposits from individuals interested in purchasing lots in the OlymPeak subdivision when completed. The funds are refundable if not completed.

                                    March 31,   December 31,  December 31,
                                      1999         1998          1997

        Real Estate Trust           $   100      $ 8,100       $    0
        Shupe Williams Trust         19,000       17,000        2,100
        OlymPeak Trust               26,000       26,000            0

                                    $45,100      $51,100       $2,100


NOTE 11 - ACCOUNTS RECEIVABLE

Marina Capital contracted with Mr. Joseph Graves to do consulting and due diligence work on development of the Rincon Golf and Country Club Community. The project was abandoned in March 1999.


NOTE 12 - REAL ESTATE SALES COMMISSIONS

The Company operates a real estate sales division. It currently has only one agent. The Company generally receives a 6% commission on real estate sales transactions.


NOTE 13 - SALE OF SKI INN LAND

 In 1998 the Company sold an approximate .40 acre of the Ski Inn land at Powder Mountain. It was sold for $40,000 with a cost basis of $24,000 showing a profit of $15,000. The property was sold to an unrelated party.


NOTE 14 - REAL ESTATE VALUATION

All real estate and land are recorded at cost. This includes the actual cost of the land plus improvements made. All real estate projects are still in the early development stages. The Company feels the net realizable value of each project is more than the costs recorded on the books.



                                     F-15
                                                                  Fwd...(13)

                         MARINA CAPITAL, INCORPORATED
                       (A Development Stage Enterprise)

            CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (CONTINUED)


NOTE 15 - REAL ESTATE

I.	OLYMPEAK ESTATE:

The OlymPeak Estate project consists of 65 acres of raw land located in Ogden Valley approximately four (4) miles from the Snow Basin Ski Resort. It is being developed into 22 residential lots. Preliminary approval was obtained from Weber County on March 14, 1996. The final approval will be subject to the State of Utah Engineer and Weber County approval of the water and sewer system by the County. The Company anticipates that final approval will be granted within three (3) to six (6) months from the date of this Registration Statement. Upon receiving the final approval, construction on the roads, water and sewer system will commence and will take approximately three (3) to six (6) months to complete. Six (6) of the lots have been reserved at a sale price between $155,000 to $226,000 per lot. The Company has prepared the necessary documentation to form a not-for- profit Water and Sewer District to service the area. The documentation will be submitted to the State of Utah Engineer for approval within the next ninety (90) days. The Company exercised its option to purchase the OlymPeak Estate property on October 31, 1996 and entered into a five (5) year purchase agreement with the Maughan Family Partnership. The Company executed a Trust Deed and Note for the balance of the purchase price of $725,000. The original purchase price was $975,000. The terms of the note are as follows: A five (5) year note, twenty (20) year amortization schedule, with annual payments of $75,221 and a balloon payment at the end of the five (5) year period for the balance. The Company proposes to spend approximately $1,000,000 in the construction of roads, water and sewer system.

                                       Capitalized Costs      Expensed Costs

Balance December 31, 1996                 $1,008,124               $  0

1997 costs                                   167,637                  0

Balance December 31, 1997                  1,175,761                  0

1998 costs                                    66,429                  0

Balance December 31, 1998                  1,242,190                  0

1999 costs to date                              (879)                 0

Balance March 31, 1999                    $1,241,311               $  0



                                     F-16
                                                                 Fwd...(14)

                         MARINA CAPITAL, INCORPORATED
                       (A Development Stage Enterprise)

            CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (CONTINUED)


NOTE 15 - REAL ESTATE (CONTINUED)

                                          Capitalized Costs
Summary of costs:

  Land costs                                 $  975,000

  Development costs - roads,
   water & sewer, environmental
   studies, etc.                                266,311

                                             $1,241,311


II.	POWDER MOUNTAIN LAND:

Location. The Ski Inn at Powder Mountain property is located in Northern Utah, Cache County, and is adjacent to the main parking lot at Powder Mountain Ski Resort, eight miles from Eden, Utah. The property is located one hour from the Salt Lake City International Airport, and thirty minutes from Ogden, Utah.

Description.  The proposed Ski Inn at Powder Mountain project is located on a
1.6 acre parcel of mountainous unimproved land with access through the Powder Mountain Resort parking lot. The ski lifts and trails can be skied directly to and from the property.

Current Use.  The property is currently zoned FR-40 (conditional use permit).

Proposed Use. The Company proposes to construct a Hotel/Condominium consisting of 48 units for sale or rent.

The Company exercised its option on December 31, 1996 and in an arms-length transaction, acquired the property from Ski Inn at Powder Mountain, a Limited Partnership in which Mr. Larry R. Walker, a director and president of the Company was the General Partner. The Limited Partnership received 60,000 shares of the Company's $.001 par value Common Stock in consideration for the properties valued at $120,000. The Company proposes to allocate approximately $50,000 for



                                     F-17
                                                                    Fwd...(15)

                         MARINA CAPITAL, INCORPORATED
                       (A Development Stage Enterprise)

            CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (CONTINUED)


NOTE 15 - REAL ESTATE (CONTINUED)

the necessary entitlement work in order to obtain development approval from the county.

                                  Capitalized Costs      Expensed Costs

Balance December 31, 1996              $120,000                $  0

1997 costs                                    0                   0

Balance December 31, 1997               120,000                   0

1998 costs                              (24,000)                  0

Balance December 31, 1998                96,000                   0

1999 costs to date                            0                   0

Balance March 31, 1999                $  96,000                $  0


Summary of costs:

  Land costs                          $  96,000


III.	SHUPE-WILLIAMS PLAZA

Location. Shupe-Williams Plaza at 26th Street and Wall Avenue near Historic 25th Street in downtown Ogden, Utah.

Description. The Shupe-Williams Plaza Building is a four-story building of approximately 62,500 feet located on an 85,000 square foot building lot. The building was built in 1902 and was used as a warehouse and candy manufacturing facility. The building has been abandoned for 15 years.

Current Zoning. With the assistance of the City of Ogden, the property and building have been zoned to accommodate both residential and commercial use.

Proposed Use. The Company is currently rehabbing the building and vacant lot. The main floor will be converted into a restaurant, office and retail use. The upper floors will be converted to Live/Work lofts. Six (6) penthouse lofts will be constructed on top of the building.



                                     F-18
                                                                  Fwd...(16)

                         MARINA CAPITAL, INCORPORATED
                       (A Development Stage Enterprise)

            CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (CONTINUED)


NOTE 15 - REAL ESTATE (CONTINUED)

Status. The Shupe-Williams Plaza property was conveyed to the Company by the Ogden City Corporation and the Ogden City Developmental Agency on May 27, 1998. The total purchase price was $100.00. The sellers have also retained a $250,000 Trust Deed on the property which will be considered satisfied upon sufficient development of the property. The City has also agreed to rebate $250,000 in taxes, over a five-year period.

Estimated Revenue Phase One.  $6,000,000 to $7,500,000.

Financing. The Company is in the process of financing the construction phase and has made application with several financial brokers and institutions. The first phase of construction was started in September of 1998. The Company expects construction to be completed within twelve (12) to eighteen (18) months after financing has been approved. The Company has started to pre-sell and market the lofts. Currently 20 of the units have been reserved. A trust account has been set up to hold reservation deposits until construction of the building is complete. In addition, several Letters of Intent to lease space have been received.

Recent and Significant Developments (Shupe-Williams Plaza). The Company entered into a Real Estate Purchase Contract on October 8, 1997, with the City of Ogden, Utah, and Ogden City Neighborhood Development Agency, to purchase the Shupe-Williams Building located at 2605 Wall Avenue, including the abandoned portion of 26th Street. The total purchase price was $100.00. The City has also agreed to tax increment rebates totaling $250,000. The rebate will be made to the Company over a five (5) year period. The closing date on the building was May 27, 1998 at which time fee simple title was conveyed to the Company.

An agreement was entered into with the Land Development Group of Provo, Utah to act as developer/consultants for the conversion of the old Shupe-Williams candy manufacturing building. The building will be converted into a 45 Live/Work loft-condominium complex plus commercial and retail space. The building was built in 1902, has four floors (approximately 62,500 sq. ft.) on a two (2) acre lot. The proposed sale of the lofts is expected to generate approximately $6,000,000 to $7,500,000 in revenue. The Land Development Group has in the past, successfully converted buildings in Houston, Texas; San Diego, California and Salt Lake City, Utah.


                                     F-19
                                                                  Fwd...(17)

                         MARINA CAPITAL, INCORPORATED
                       (A Development Stage Enterprise)

            CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (CONTINUED)


NOTE 15 - REAL ESTATE (CONTINUED)

                                        Capitalized Costs      Expensed Costs

Balance December 31, 1996                   $       0                $  0

1997 costs                                     20,012                   0

Balance December 31, 1997                      20,012                   0

1998 costs                                    131,405                   0

Balance December 31, 1998                     151,417                   0

1999 costs to date                             38,592                   0

Balance March 31, 1999                       $190,009                $  0


Summary of costs:

  Land costs                                 $    100
  Development costs                           189,909

                                             $190,009


Carrying Value of Real Estate. FAS 121 requires that real estate development projects be valued at lower of cost or market value. The projects on the Company's balance sheet are valued at cost as management feels the value of each project exceeds costs.

	OLYMPEAK LAND - The land was originally purchased in 1996 for $15,000 per acre. Subsequent costs incurred amount to $4,328 per acre for a total cost of $19,438 per acre. Land costs in the Ogden Valley area have increased dramatically over the last three (3) years. It is estimated that the land could now be sold for $30,000 per acre as is.

	POWDER MOUNTAIN LAND - The Company owns 1.6 acres of land at a cost of $60,000 per acre. One acre lots adjacent to the land are selling for $75,000 per acre.

	SHUPE-WILLIAMS PLAZA - The Company has $190,009 invested in the project. The Company has done substantial improvements to the property such as clean up, paint removal, mechanical system repairs, and two (2) completed units. Based on these improvements management feels the fair market value significantly exceeds the costs put in.

                                     F-20
                                                                 Fwd...(18)

                         MARINA CAPITAL, INCORPORATED
                       (A Development Stage Enterprise)

            CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 15 - REAL ESTATE (CONTINUED)

      SAN PETE DEVELOPMENT - The Company has invested $10,402 in attempting to develop a parcel of land in San Pete County, Utah. The Company does not have any contracts or written agreements with the land owners, however they feel they will recover the investment if the project is completed. The future of the project is unknown as of this date.

NOTE 16 - STOCK OPTION AGREEMENTS

On October 20, 1998 the Company entered into a stock option agreement in which the Company grants the option to a stockholder to purchase up to 300,000 shares of voting common stock for an exercise price of $2.50 per share at any time from October 20, 1999 through October 20, 2004, with a 90 day extension period.

On December 14, 1998, an option to purchase a second group of 200,000 shares of voting common stock at the same exercise price was granted and fully exercisable from December 14, 1999 through December 14, 2004 with a 90 day extension period. Special provisions apply in the event of death, disability or termination of the stockholder.

Richard Murray and Larry Walker also have employment agreements which gives them the right to purchase additional stock up to 5% of the then issued and outstanding common stock at a price equal to 75% of the book value. No stock has been issued under these agreements.

                                                First Group      Second Group
                                                of Options        of Options

Number of options outstanding on
  January 1, 1998                                    -                 -

Number of options granted in 1998                 300,000           200,000

Number of options outstanding on
  December 31, 1998 and March 31, 1999            300,000           200,000

Number of options exercisable at
  December 31, 1998 and March 31, 1999                  0                 0

Weighted average exercise price per share
  outstanding and per share exercisable           $  2.50           $  2.50

Total compensation cost recognized in 1998
  and 1999 for stock based compensation awards    $  -              $  -

Grant date fair value of options granted in 1998  $     0           $     0

Weighted average grant date fair value of
  options granted in 1998                         $     0           $     0

Weighted average remaining contractual life of
  options outstanding and exercisable             6 years            6 years

                                     F-21
                                                                  Fwd...(19)

                         MARINA CAPITAL, INCORPORATED
                       (A Development Stage Enterprise)

            CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (CONTINUED)


NOTE 16 - STOCK OPTION AGREEMENTS (CONTINUED)


No options were exercised, were forfeited or expired in 1998 or 1999.

The calculation of the fair values of the options, under the minimum value method, assumes that no corporate dividends will be issued prior to exercise of the options, and that the options will be exercised immediately prior to the exercise expiration date. The Company deems the options to have minimal value as there is no publicly traded market for the shares.

The Company has accounted for the stock options under APB Opinion 25, an accounting standard under which no related compensation expense was recognized in 1998, the year of the grant. Under an alternative accounting standard, FAS 123, compensation expense of $-0- would have been recognized related to the grant, resulting in net loss of $(341,710).


NOTE 17 - STOCKHOLDERS

See Exhibit I.

Exhibit I
                         MARINA CAPITAL, INCORPORATED
                       (A Development State Enterprise)

            CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (CONTINUED)

LIST OF STOCKHOLDERS:

Preferred Stock:                               SHARES            $

6-5-97          VERA MILLARD TRUST             10,000          30,000
7-12-97         RODERICK ORINGER               21,926          65,778
8-28-97         BRYCE JORGENSON                12,000          30,000
9-23-97         SCOTT KELLY                    12,000          30,000
11-28-97        CLIFF JENNINGS                 10,000          30,000
12-15-97        PETER NEUBAUER TRUST            8,333          25,000


        TOTAL DECEMBER 31, 1997                74,259         210,778

4-16-98 EDWARD GRAZIANI                        10,000          30,000

TOTAL DECEMBER 31, 1998  &
March 31, 1999                                 84,259        $240,778


Common Stock:                                  SHARES            $

1-5-96          SUSAN MONTGOMERY                9,583          14,375
1-5-96          BROOKWOOD TRUST                 9,583          14,375
3-4-96          SHEILA KELLY                   281,33         102,188
5-20-96         RICHARD ROSALES                16,125          16,125
5-30-96         BILL TABAR                     37,500           6,946
6-3-96          CHARLES PARTRIDGE               5,733           8,600
6-3-96          KEN KLAGES                     17,916          26,875
6-6-96          LEE MARKRACK                   17,916          26,875
6-22-96         STUART BRIGGS                  17,916          26,875
7-1-96          LARRY WALKER                1,240,000           2,000  SERVICES
7-1-96          RICHARD MURRAY              1,207,500           2,000  SERVICES
7-14-96         JON BLANCHARD                  37,500             500  SERVICES
7-16-96         TODD ANDERSEN                  37,500             500  SERVICES
10-23-96        STUART BRIGGS                  40,000          80,000
10-23-96        JOHN DAHLBERG                  15,000          30,000
12-30-96        MARK ARCHER                    37,500                  SERVICES
11-20-96        RUSS MAUGHAN                   37,500                  SERVICES
8-15-96         RAUL RODRIGUEZ                147,000                  SERVICES
                STOCK SUBSCRIBED                             (225,100)

TOTAL DECEMBER 3, 1996                      3,213,105         133,134


                STOCK SUBSCRIBED              225,100

1-16-97         CHARLES PRIEST                 22,500          45,000
1-16-97         BRIDGET PRIEST                 10,000          20,000
2-4-97          THOMAS LYONS                   37,500                  SERVICES
4-2-97          PETER NEUBAUER                 12,500          25,000
4-11-97         COLIN BRIGGS                   12,500          25,000
4-11-97         RONALD CANDRY                   4,000          20,000

                                     F-23

                         MARINA CAPITAL, INCORPORATED
                       (A Development State Enterprise)

            CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (CONTINUED)

LIST OF STOCKHOLDERS:
                                               SHARES            $
4-11-97         SAM MENDES                     20,000          40,000
5-1-97          LAURI ANDERSON                  3,500          11,935
5-1-97          MARVIN INGLET                  10,000          43,250  SALE OF POWDER MT. LOT
5-1-97          VICKI MUNN                      3,500          11,935
5-1-97          GERALD NAYLOR                   5,000          17,050  SALE OF POWDER MT. LOT
5-1-97          LO'D WALKER                     3,500          11,935
5-1-97          TRAVIS WEAVER                   5,000          17,050
5-1-97          BONNIE PERKINS                  1,000           3,410
5-1-97          TROY WALKER                     3,500          11,935
7-6-97          R. RENNA                       11,000          22,000
8-20-97         CHARLES PRIEST                 10,000          20,000
8-25-97         RONALD CANDRAY                  4,000           8,000
8-26-97         PETER NEUBAUER                  5,480          10,960
9-1-97          GERALD CRAWFORD                50,000          16,667  SERVICES
9-1-97          SCOTT KELLY                    50,000          50,000  SERVICES
9-4-97          D. WALTON                       6,375          12,750
12-10-97        THOMAS REILLY                   2,500                  GIFT FROM RICHARD MURRAY
12-10-97        LAWRENCE LITWACK                5,000                  GIFT FROM RICHARD MURRAY
12-22-97        DIANE MANGANARO                   308           1,001
12-28-97        RICHARD & BILLIE GEIST         20,000          65,000

TOTAL DECEMBER 31, 1997                     3,531,768         859,112

1-7-09          ARNOLD CANDRAY                  1,400                  SERVICES
3-5-98          RICHARD GIALLONGO               2,000           6,500
3-25-98         CHRISTINE VALLAS                1,550           5,038
4-16-98         FLOCO REAL ESTATE               1,540           5,005
4-16-98         BRENT LARSIN                    1,540           5,005
4-21-98         CAROL CORRENTI                  3,200          10,400
4-21-98         ROBERT MOSS JR.                   615           2,000
4-30-98         DAVID KNOWLES                  37,500                  SERVICES
5-4-98          CLIFF JENNINGS                    462                  SERVICES
5-7-98          PACIF CST. PART-CHRUCH DAVIS    7,690          24,993
5-19-98		MICHAEL WAGNER			1,539		5,000
6-15-98         PETER NEUBAUER                    615           2,000
6-18-98         GERARD O'ROUKE                  6,154          20,000
7-7-98          RODERICK ORINGER                7,500          15,000
7-27-98         DAVID GIRARD                    7,692          25,000
7-27-98         PETER NEUBAUER                 12,308          40,000
8-20-98         EDWARD SANDERS                  7,692          25,000
9-2-98          JOHN LEWIS                     10,000                  SERVICES
9-2-98          SHARRON O'TOOLE                   500                  SERVICES
9-30-98         DANIEL MASLIAH                  2,667          10,000
10-8-98         ROBERT PLIMPTON                 6,000          22,500
10-19-98        KEVIN MOLINAIRI               196,667          625,00
1-19-98		RONALD CANDRAY			2,500		9,375

                                     F-24

                         MARINA CAPITAL, INCORPORATED
                       (A Development State Enterprise)

            CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (CONTINUED)

LIST OF STOCKHOLDERS:

                                               SHARES            $
10-21-98        RODERICK ORINGER                  480                  SERVICES
10-23-98	GERALD O'ROURKE			1,000		3,750
10-23-98	PAUL CHAFFEE			1,000		3,750
10-30-98        VERA MILLARD                    5,500          20,625
11-16-98	PAL JAUREGUI			1,300		4,875
11-21-98        RODERICK ORINGER                2,193                  SERVICES
12-1-98         CHARLES PRIEST                 37,000                  SERVICES
12-17-98        KEITH GUETSCHOW                 1,346                  SERVICES
12-22-98        JOHN ASHER                      2,700          10,125
12-22-98	RONALD CANDRAY			2,500		9,375
12-28-98	GREAGORY D'AURIA		2,000		7,500
12-31-98        KEVIN MOLINARI SUBSCRIBED     (44,913)       (142,826)

TOTAL DECEMBER 31, 1998                     3,531,768         859,112

12-31-98        KEVIN MOLINAI SUBSCRIBED       44,913         142,826
1-6-99          MARILYN SPENCER\HELEN SCHOE     1,000           3,750
1-6-99          RICHARD LUSBY                   3,934          14,750
2-16-99         CHARLES PRIEST                  5,333          20,000
2-16-99		RODRIC ROBINSON			1,000		3,750
3-10-99         IAN MACDONALD                   1,000                  SERVICES
3-11-99         SHARON SKYLOR                   3,467          13,000
3-30-99		GARY DOUGAN			2,666		9,997
3-31-99         JOHN MANGANARO                  2,666          10,000
3-31-99         ROGERT PLIMPTON                 6,000          22,500
8-2-99          JON BLANCHARD                  15,605                  SERVICES
6-2-99          DOROTHY CARTON                  1,667                  GIFT
6-2-99          DONALD CONNOLLY                 1,000                  GIFT
6-2-99          CREGORY AURIA                   2,000                  GIFT
6-2-99          RICHARD HIGGINS                 3,334                  GIFT
6-2-99          ANTHONY LOMONACO                2,000                  GIFT
6-2-99          LEE MCCANN                      3,559                  SERVICES
6-2-99          KEVIN MOLINARI                 10,000          20,000
6-2-99          KEVIN MOLINARI                 15,000          30,000
6-2-99          KEVIN MOLINARI                 27,500          55,000
6-2-99          KEVIN MOLINARI                 30,000          60,000
6-2-99          FRANCIS SANDANATO               5,000                  GIFT
6-2-99          JOHN TRETTER                    5,258                  GIFT
6-2-99          JOHN WARD                       1,667                  SERVICES
12-21-99        CHARLES PRIEST                                 25,000

TOTAL DECEMBER 31, 1999                     4,058,774       2,064,674

                                     F-25

ITEM 2.  	FINANCIAL STATEMENTS

                         MARINA CAPITAL, INCORPORATED
                       (A Development Stage Enterprise)

                       CONSOLIDATED FINANCIAL STATEMENTS

                          DECEMBER 31, 1999 AND 1998


                                      F-1

                                    INDEX

                                                                     Page

Independent Auditor's Report                                            1

Consolidated Balance Sheets                                         2 - 3

Consolidated Statements of Operations                               4 - 5

Consolidated Statements of Cash Flows                               6 - 7

Consolidated Statements of Stockholders' Equity                         8

Consolidated Notes to Financial Statements                         9 - 23

                                      F-2

                         INDEPENDENT AUDITOR'S REPORT



To the Shareholders and Board of Directors
Marina Capital, Incorporated

We have audited the accompanying consolidated balance sheets of Marina Capital, Incorporated, (a development stage enterprise), a Utah corporation, as of December 31, 1999 and 1998 and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended.
These financial statements are the responsibility of the Company's management.
Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Marina Capital, Incorporated as of December 31, 1999 and 1998 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.





						Davis, James, & Chase-Kraaima
						Certified Public Accountants
						Ogden, Utah


February 15, 2000
                                      F-3

                         MARINA CAPITAL, INCORPORATED
                       (A Development Stage Enterprise)

                         CONSOLIDATED BALANCE SHEETS

                          DECEMBER 31, 1999 AND 1998


                                    ASSETS

                                             December 31,         December 31,
                                                1999                   1998
CURRENT ASSETS
    Cash - unrestricted                       $   15,714          $   166,342
    Escrow deposits                               45,100               51,100
    Accounts receivable                                0               15,000
    Deposits                                         220                  220

          TOTAL CURRENT ASSETS                    61,034              232,662

OTHER ASSETS
    Office equipment (net)                         4,897                4,101
    OlymPeak Estates land                      1,284,242            1,242,190
    Powder Mountain land                          96,000               96,000
    Sanpete development                                0               10,402
    Shupe-Williams Plaza                         287,986              151,417

          TOTAL OTHER ASSETS                   1,673,125            1,504,110

TOTAL ASSETS                                  $1,734,159           $1,736,772



LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
    Accrued interest                          $   50,614               54,631
    Accounts payable                               8,926               16,576
    Payroll taxes payable                          2,200                1,001
    Note payable - Maughan                        19,546               17,951
    Note payable - Coombs                         30,000                    0
    Trust deposits                                45,100               51,100

          TOTAL CURRENT LIABILITIES              156,386              141,259


               See accompanying notes and accountants' report.
                                                                   Fwd ...(2)
                                      F-4

                         MARINA CAPITAL, INCORPORATED
                       (A Development Stage Enterprise)

                   CONSOLIDATED BALANCE SHEETS (CONTINUED)

                         DECEMBER 31, 1999 AND 1998


                                             December 31,         December 31,
                                                 1999                 1998

LONG-TERM LIABILITIES:
    Note payable                              $  674,853          $   694,181
    Less current portion                         (19,546)             (17,951)

          TOTAL LONG-TERM LIABILITIES            655,307              676,230

          TOTAL LIABILITIES                      811,693              817,489

STOCKHOLDERS' EQUITY
   Common stock - 30,000,000 shares $.001
     par value authorized 4,058,774 shares
     issued                                    2,064,674
      3,863,205 shares issued                                       1,634,101
   Preferred stock - 5,000,000 shares no
     par value authorized 84,259 shares
     issued                                      240,778              240,778
   Deficit accumulated in the
     development stage                        (1,382,986)            (955,596)

      TOTAL STOCKHOLDERS' EQUITY                 922,466              919,283

      TOTAL LIABILITIES AND
        STOCKHOLDERS' EQUITY                  $1,734,159           $1,736,772


               See accompanying notes and accountants' report.
                                                                          (3)
                                      F-5

                         MARINA CAPITAL, INCORPORATED
                       (A Development Stage Enterprise)

                     CONSOLIDATED STATEMENT OF OPERATIONS

                FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                    Year              Year              Memo Only
                                                   Ended             Ended            March 5, 1996
                                                December 31,       December 31,      (inception) to
                                                    1999              1998          December 31, 1999
REVENUE
    Real estate sales commissions                  $  34,134         $   3,642           $    94,306
    Rent - land                                        1,200             2,100                 3,300
    Gain on sale of Ski Inn land                           0            15,000                15,000

          TOTAL REVENUE                               35,334            20,742               112,606

OPERATING EXPENSES
    Abandoned projects                                25,402             1,781                27,184
    Accounting                                        13,697             8,767                36,519
    Advertising and promotion                            946             9,679                13,712
    Commissions                                       19,772             9,307                70,539
    Consulting                                         9,714             5,765               198,546
    Dues and registrations                             2,599             1,082                 8,250
    Legal                                             19,659            12,615                68,120
    Office expenses                                   16,360            18,298                50,583
    Miscellaneous                                     10,039             2,336                17,822
    Rent                                                 999            10,084                28,898
    Taxes                                             17,361            20,778                56,033
    Travel & entertainment                            16,554            26,763                75,455
    Telephone                                          9,116            15,460                38,287
    Salaries                                         232,906           171,919               602,634
    Insurance                                         18,477             5,645                32,537
    Auto                                              27,819            20,436                66,075
    Depreciation                                       1,101               456                 1,557

          TOTAL OPERATING EXPENSES                   442,521           341,171             1,392,751

          NET LOSS FROM OPERATIONS                  (407,187)         (320,429)           (1,280,145)

OTHER INCOME AND (EXPENSES)
    Interest income                                    7,291             2,874                11,743
    Interest expense                                 (27,494)          (52,240)             (114,584)

          TOTAL OTHER INCOME AND (EXPENSE)           (20,203)          (49,366)             (102,841)

               See accompanying notes and accountants' report.
                                                                   Fwd ...(4)

                         MARINA CAPITAL, INCORPORATED
                       (A Development Stage Enterprise)

              CONSOLIDATED STATEMENT OF OPERATIONS (CONTINUED)

               FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                    Year              Year              Memo Only
                                                    Ended             Ended            March 5, 1996
                                                 December 31,       December 31,      (inception) to
                                                    1999              1998          December 31, 1999

NET LOSS                                           $(427,390)        $(369,795)          $(1,382,986)

BASIS LOSS PER SHARE                               $(.11)            $(.10)

WEIGHTED AVERAGE COMMON SHARES                     3,960,990         3,697,487


               See accompanying notes and accountants' report.
                                                                          (5)

                         MARINA CAPITAL, INCORPORATED
                       (A Development Stage Enterprise)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                    Year              Year              Memo Only
                                                    Ended             Ended            March 5, 1996
                                                 December 31,       December 31,      (inception) to
                                                    1999              1998          December 31, 1999

OPERATING ACTIVITIES

Net loss                                           $(427,390)        $(369,795)          $(1,382,986)
Adjustments to reconcile net (loss) to net cash
  provided by operating activities:
    Changes in operating assets and liabilities
      Accounts receivable                             15,000              (220)                 (220)
      Accounts payable and accrued expenses          (10,468)          (38,719)               61,740
    Depreciation                                       1,101               456                 1,557

Net cash provided (used) in operating activities    (421,757)         (408,278)           (1,319,909)

INVESTING ACTIVITIES

Sale of land                                               0            24,000                24,000
Real estate development                             (168,219)         (202,109)           (1,692,228)
Purchase of equipment                                 (1,897)           (2,718)               (6,454)

Net cash provided (used) in investing activities    (170,116)         (180,827)           (1,674,682)

FINANCING ACTIVITIES

Proceeds from debt                                    30,000                 0             1,192,000
Principle payments on debt                           (19,328)          (64,819)             (487,147)
Proceeds from sale of common stock                   430,573           774,989             2,064,674
Proceeds from sale of preferred stock                      0            30,000               240,778

Net cash provided in financing activities            441,245           740,170             3,010,305

Change in cash                                      (150,628)          151,065                15,714

Cash at beginning of period                          166,342            15,277                     0
Cash at end of period                              $  15,714         $ 166,342             $  15,714



               See accompanying notes and accountants' report.
                                                                    Fwd...(6)

                         MARINA CAPITAL, INCORPORATED
                       (A Development Stage Enterprise)

              CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

               FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                    Year              Year              Memo Only
                                                    Ended             Ended            March 5, 1996
                                                 December 31,       December 31,      (inception) to
                                                    1999              1998          December 31, 1999

SUPPLEMENTAL DISCLOSURES

Non-cash investing activities - None

Operating activities reflect
    Interest                                       $  31,510       $    49,366
    Taxes                                          $       0       $         0


For purposes of the statements of cash flows, the Company considers all short term instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 1999 and 1998.


               See accompanying notes and accountants' report.
                                                                          (7)

                         MARINA CAPITAL, INCORPORATED
                       (A Development Stage Enterprise)

               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                                                  DEFICIT
                                                                                                ACCUMULATED
                                  COMMON STOCK                  PREFERRED STOCK                   IN THE
                                  NO. OF                        NO. OF                          DEVELOPMENT
                                  SHARES        AMOUNT          SHARES        AMOUNT               STAGE

Balance December 31, 1997       3,531,768       $  859,112      74,259        $210,778        $  (585,801)

Stock issued                      331,437          774,989      10,000          30,000                  0

Net loss                                                                                         (369,795)

Balance December 31, 1998       3,863,205        1,634,101      84,259         240,778           (955,596)

Stock issued                      195,569          430,573 0         0               0

Net loss                                                                                         (427,390)

Balance December 31, 1999       4,058,774       $2,064,674      84,259        $240,778        $(1,382,986)


               See accompanying notes and accountants' report.
                                                                          (8)

                         MARINA CAPITAL, INCORPORATED
                       (A Development Stage Enterprise)

                 CONSOLIDATED NOTES TO FINANCIAL STATEMENTS


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

A.	Nature of Business

	The company was incorporated in Utah on March 5, 1996. The purpose of the company is to invest in and develop various real estate and other business opportunities. The company has several projects in various stages of development. Marina Capital, Incorporated has formed two Limited Liability Companies to own and manage the Shupe-Williams building project. The Shupe-Williams building was purchased by Shupe-Williams Plaza, LLC for $100 and is its' only asset. Shupe-Williams Plaza, LLC is 100% owned by Marina Holding, LLC which has no other assets. Marina Holding, LLC is 100% owned by Marina Capital, Incorporated. All three companies have been consolidated into these financials and any intercompany transactions have been eliminated.

B.	Income Taxes

	The company elected subchapter-S status at inception. This election has been terminated as of January 1, 1997. There are no tax liabilities at this time, as the company has loss carryovers of $1,235,326 as of December 31, 1999. The Company has adopted SFAS No. 109 (See Note 8).

C.	Accounting Methods

	The company uses the accrual method of accounting. Development and organization costs are capitalized and amortized or expensed according to generally accepted accounting principles. Commission revenue and gains on sales of real estate are recognized as sales are closed.

D.	Use of Estimates

	The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.


NOTE 2 - RELATED PARTY TRANSACTIONS

The Company was organized by Richard V. Murray and Larry R. Walker. Salaries and expense allowance have been paid to these individuals. They are currently working to develop the company with compensation of $6,875 each month.


                                                                    Fwd...(9)

                         MARINA CAPITAL, INCORPORATED
                       (A Development Stage Enterprise)

            CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 2 - RELATED PARTY TRANSACTIONS (CONTINUED)

                                                   Year ended      Year ended
                                                  December 31,    December 31,
                                                      1999            1998
   Salaries and expense allowance paid to
     related parties                                $175,450        $169,200


The Company purchased 65 acres of land called the Snowbasin land from the Maughan Family Partnership for $975,000 on October 31, 1996 (See Note 15). Russell Maughan, who is a 1% shareholder and chairman of the Board of Marina Capital is also a partner in the Maughan Family Partnership. The Company feels it was an arms-length transaction.

The Company purchased a two acre lot at Powder Mountain from Ski Inn, a company in which Larry Walker was an owner. The purchase price was $120,000 in stock (See Note 15).

NOTE 3 - TRUST ACCOUNTS

The Company has four trust accounts maintained at the Bank of Utah. The Investor's Trust Account is where new investor moneys are deposited. Stock is issued to investors. The Real Estate Trust Account holds deposits and proceeds of real estate brokerage transactions. The Shupe Williams Trust holds 19 $1,000 refundable deposits for investors interested in purchasing condo units. The OlymPeak Trust holds money deposited on OlymPeak lot sales. A liability account has been set up for all but the investor deposits.

NOTE 4 - NOTES PAYABLE

The Company has the following notes outstanding:
                                                   December 31,    December 31,
                                                      1999            1998
   Maughan Family Partnership - 8.25% secured by
    Snowbasin land-first position                   $674,853        $694,181

        Coombs                                        30,000               0

        Total                                        704,853         694,181

        Less current maturities                       49,546          17,951

        Long-term portion                           $655,307        $676,230

                                                                    Fwd...(10)

                         MARINA CAPITAL, INCORPORATED
                       (A Development Stage Enterprise)

            CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (CONTINUED)


NOTE 4 - NOTES PAYABLE (CONTINUED)

	5 year repayment schedule

          2000          $ 49,546
          2001           655,307
                        $704,853


NOTE 5 - DEVELOPMENT COSTS

The Company has incurred development costs on various development projects. These costs have been capitalized and will be expended when the related projects are sold or abandoned. Total costs as of December 31, 1999 are $1,668,228.
This includes costs directly associated with the development of the project such as materials, labor, subcontractors, licensing fees, building permits, surveys, insurance, taxes, interest and any other costs directly associated with the development. As of this date, all costs have been directly associated with individual projects and no overhead allocation has been necessary.

NOTE 6 - STOCK

The Company has the following shares of stock outstanding:

                              Restricted      Unrestricted        Total

        Common                 3,878,874         179,900        4,058,774
        Preferred                 84,259            -             84,259

The preferred stock bears interest at 10 to 12% per annum. Purchaser may elect to receive cash or additional preferred stock at $2.75 to $3.25 per share. After 2 years the stockholder may elect to redeem their stock at a price of $3.00 to $3.50. Four stockholders also have an option to redeem their stock towards the purchase of a lot in the OlymPeak Estates Subdivision No. 1. No additional stock has been issued. Interest owed was $35,483 at December 31, 1998, and $40,335 at December 31, 1999. Interest of $7,200 was been paid.
The preferred stock has no voting rights. No stockholder has exercised their conversion rights.

NOTE 7 - EARNINGS PER COMMON SHARE

Earnings per common share are calculated by dividing net income by the weighted average number of common shares outstanding during the period as required by SFAS 128. Under the new requirements for calculating primary net income per share (basis earnings per share), the dilutive effect of stock options will be excluded.

                                                                    Fwd...(11)

                         MARINA CAPITAL, INCORPORATED
                       (A Development Stage Enterprise)

            CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (CONTINUED)


NOTE 8 - INCOME TAXES

The Company has adopted SFAS No. 109, "Accounting for Income Taxes". Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. No deferred tax assets or liabilities have been reflected in the financial statements. There are no differences between the carrying values of assets and liabilities for book verses tax basis. The Company has operated at a loss since inception. The Company feels that any tax benefit from these operating losses is uncertain and would be reduced to zero under the valuation allowance rules. The Company has net operating losses of $1,235,326 as of December 31, 1999. They begin to expire in the year 2017.


NOTE 9 - CONTINGENT LIABILITIES

Ogden City Corporation and the Ogden City Redevelopment Agency each hold a $250,000 trust deed note on the Shupe-Williams Building and adjacent lot. Said notes will be deemed satisfied upon sufficient completion of the project as specified in the purchase agreement. The Company is also subject to restrictions on transfer of the building (See the agreement for complete details). Management has not reported this obligation in the financial statements due to its contingent nature. They feel it will never be paid as it will be satisfied on completion of the project or canceled if the building is returned to the sellers. (See FAS 105.)


NOTE 10 - ESCROW DEPOSITS

The Company has established bank trust accounts to hold money restricted for specified uses.

	REAL ESTATE TRUST - This is a trust account to hold real estate customer deposits.

	SHUPE-WILLIAMS TRUST - This is a trust account to hold deposits from individuals who are interested in purchasing Shupe-Williams Building condo units when completed. The funds are refundable if not completed.

                                                                    Fwd...(12)

                         MARINA CAPITAL, INCORPORATED
                       (A Development Stage Enterprise)

               CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (CONTINUED)


NOTE 10 - ESCROW DEPOSITS (CONTINUED)

	OLYMPEAK TRUST - This is a trust account to hold deposits from individuals interested in purchasing lots in the OlymPeak subdivision when completed. The funds are refundable if not completed.

                                                   December 31,    December 31,
                                                       1999            1998

        Real Estate Trust                             $   100        $ 8,100
        Shupe Williams Trust                           19,000         17,000
        OlymPeak Trust                                 26,000         26,000

                                                      $45,100        $51,100


NOTE 11 - ACCOUNTS RECEIVABLE

Marina Capital contracted to do consulting and due diligence work for Mr. Joseph Graves on development of the Rincon Golf and Country Club Community.
The project was abandoned in March 1999.


NOTE 12 - REAL ESTATE SALES COMMISSIONS

The Company operates a real estate sales division. It currently has only three agents. The Company generally receives a 6% commission on real estate sales transactions.


NOTE 13 - SALE OF SKI INN LAND

In 1998 the Company sold an approximate .40 acre of the Ski Inn land at Powder Mountain. It was sold for $40,000 with a cost basis of $24,000 showing a profit of $15,000. The property was sold to an unrelated party.


NOTE 14 - REAL ESTATE VALUATION

All real estate and land are recorded at cost. This includes the actual cost of the land plus improvements made. All real estate projects are still in the early development stages. The Company feels the net realizable value of each project is more than the costs recorded on the books.


                                                                    Fwd...(13)

                         MARINA CAPITAL, INCORPORATED
                       (A Development Stage Enterprise)

CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (CONTINUED)


NOTE 15 - REAL ESTATE

I.	SNOWBASIN LAND

The OlymPeak Estate project consists of 65 acres of raw land located in Ogden Valley approximately four (4) miles from the Snow Basin Ski Resort. It is being developed into 22 residential lots. Preliminary approval was obtained from Weber County on March 14, 1996. The final approval will be subject to the State of Utah Engineer and Weber County approval of the water and sewer system by the County. The Company anticipates that final approval will be granted within three (3) to six (6) months from the date of this Registration Statement. Upon receiving the final approval, construction on the roads, water and sewer system will commence and will take approximately three (3) to six (6) months to complete. Six (6) of the lots have been reserved at a sale price between $155,000 to $226,000 per lot. The Company has prepared the necessary documentation to form a not-for-profit Water and Sewer District to service the area. The documentation will be submitted to the State of Utah Engineer for approval within the next ninety (90) days. The Company exercised its option to purchase the OlymPeak Estate property on October 31, 1996 and entered into a five (5) year purchase agreement with the Maughan Family Partnership. The Company executed a Trust Deed and Note for the balance of the purchase price of $725,000. The original purchase price was $975,000. The terms of the note are as follows: A five (5) year note, twenty (20) year amortization schedule, with annual payments of $75,221 and a balloon payment at the end of the five (5) year period for the balance. The Company proposes to spend approximately $1,000,000 in the construction of roads, water and sewer system.

                                         Capitalized Costs       Expensed Costs


Balance December 31, 1997                    $1,175,761               $  0

1998 costs                                       66,429                  0

Balance December 31, 1998                     1,242,190                  0

1999 costs                                       42,052                  0

Balance December 31, 1999                    $1,284,242               $  0


                                                                    Fwd...(14)

                         MARINA CAPITAL, INCORPORATED
                       (A Development Stage Enterprise)

               CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (CONTINUED)


NOTE 15 - REAL ESTATE (CONTINUED)

                                                         Capitalized Costs
Summary of costs:

    Land costs                                              $   975,000

    Development costs - roads, water &
      sewer, environmental studies, etc.                        309,242

                                                             $1,284,242


II.	POWDER MOUNTAIN LAND:

Location. The Ski Inn at Powder Mountain property is located in Northern Utah, Cache County, and is adjacent to the main parking lot at Powder Mountain Ski Resort, eight miles from Eden, Utah. The property is located one hour from the Salt Lake City International Airport, and thirty minutes from Ogden, Utah.

Description.  The proposed Ski Inn at Powder Mountain project is located on a
1.6 acre parcel of mountainous unimproved land with access through the Powder Mountain Resort parking lot. The ski lifts and trails can be skied directly to and from the property.

Current Use.  The property is currently zoned FR-40 (conditional use permit).

Proposed Use. The Company proposes to construct a Hotel/Condominium consisting of 48 units for sale or rent.

The Company exercised its option on December 31, 1996 and in an arms-length transaction, acquired the property from Ski Inn at Powder Mountain, a Limited Partnership in which Mr. Larry R. Walker, a director and president of the Company was the General Partner. The Limited Partnership received 60,000 shares of the Company's $.001 par value Common Stock in consideration for the properties valued at $120,000. The Company proposes to allocate approximately $50,000 for the necessary


                                                                    Fwd...(15)

                         MARINA CAPITAL, INCORPORATED
                       (A Development Stage Enterprise)

               CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (CONTINUED)


NOTE 15 - REAL ESTATE (CONTINUED)

entitlement work in order to obtain development approval from the county.

                                      Capitalized Costs       Expensed Costs

Balance December 31, 1997                 $120,000                 $  0

1998 costs                                 (24,000)                   0

Balance December 31, 1998                   96,000                    0

1999 costs                                       0                    0

Balance December 31, 1999                 $ 96,000                 $  0


Summary of costs:

    Land costs                           $  96,000


III.	SHUPE-WILLIAMS PLAZA

Location. Shupe-Williams Plaza at 26th Street and Wall Avenue near Historic 25th Street in downtown Ogden, Utah.

Description. The Shupe-Williams Plaza Building is a four-story building of approximately 62,500 feet located on an 85,000 square foot building lot. The building was built in 1902 and was used as a warehouse and candy manufacturing facility. The building has been abandoned for 15 years.

Current Zoning. With the assistance of the City of Ogden, the property and building have been zoned to accommodate both residential and commercial use.

Proposed Use. The Company is currently rehabbing the building and vacant lot. The main floor will be converted into a restaurant, office and retail use. The upper floors will be converted to Live/Work lofts. Six (6) penthouse lofts will be constructed on top of the building.

                                                                    Fwd...(16)

                         MARINA CAPITAL, INCORPORATED
                       (A Development Stage Enterprise)

               CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (CONTINUED)


NOTE 15 - REAL ESTATE (CONTINUED)

Status. The Shupe-Williams Plaza property was conveyed to the Company by the Ogden City Corporation and the Ogden City Developmental Agency on May 27, 1998. The total purchase price was $100.00. The sellers have also retained a $250,000 Trust Deed on the property which will be considered satisfied upon sufficient development of the property. The City has also agreed to rebate $250,000 in taxes, over a five-year period.


Estimated Revenue Phase One.  $6,000,000 to $7,500,000.

Financing. The Company is in the process of financing the construction phase and has made application with several financial brokers and institutions. The first phase of construction was started in September of 1998. The Company expects construction to be completed within twelve (12) to eighteen (18) months after financing has been approved. The Company has started to pre-sell and market the lofts. Currently 20 of the units have been reserved. A trust account has been set up to hold reservation deposits until construction of the building is complete. In addition, several Letters of Intent to lease space have been received.

Recent and Significant Developments (Shupe-Williams Plaza). The Company entered into a Real Estate Purchase Contract on October 8, 1997, with the City of Ogden, Utah, and Ogden City Neighborhood Development Agency, to purchase the Shupe-Williams Building located at 2605 Wall Avenue, including the abandoned portion of 26th Street. The total purchase price was $100.00. The City has also agreed to tax increment rebates totaling $250,000. The rebate will be made to the Company over a five (5) year period. The closing date on the building was May 27, 1998 at which time fee simple title was conveyed to the Company.

An agreement was entered into with the Land Development Group of Provo, Utah to act as developer/consultants for the conversion of the old Shupe-Williams candy manufacturing building. The building will be converted into a 45 Live/Work loft-condominium complex plus commercial and retail space. The building was built in 1902, has four floors (approximately 62,500 sq. ft.) on a two (2) acre lot. The proposed sale of the lofts is expected to generate approximately $6,000,000 to $7,500,000 in revenue. The Land Development Group has in the past, successfully converted buildings in Houston, Texas, San Diego, California and Salt Lake City, Utah.

                                                                    Fwd...(17)

                         MARINA CAPITAL, INCORPORATED
                       (A Development Stage Enterprise)

               CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (CONTINUED)


NOTE 15 - REAL ESTATE (CONTINUED)

                                     Capitalized Costs       Expensed Costs

Balance December 31, 1997                 $  20,012                 0

1998 costs                                  131,405                 0

Balance December 31, 1998                   151,417                 0

1999 costs                                  136,569                 0

Balance March 31, 1999                     $287,986              $  0


Summary of costs:

  Land costs                               $    100
  Development costs                         287,886

                                           $287,986


Carrying Value of Real Estate. FAS 121 requires that real estate development projects be valued at lower of cost or market value. The projects on the Company's balance sheet are valued at cost as management feels the value of each project exceeds costs.

	SNOWBASIN LAND - The land was originally purchased in 1996 for $15,000 per acre for 65 acres. Subsequent costs incurred amount to $4,438 per acre for a total cost of $19,757 per acre. Land costs in the Ogden Valley area have increased dramatically over the last three (3) years. It is estimated that the land could now be sold for $30,000 per acre as is.

	POWDER MOUNTAIN LAND - The Company owns 1.6 acres of land at a cost of $60,000 per acre. One acre lots adjacent to the land are selling for $75,000 per acre.

	SHUPE-WILLIAMS PLAZA - The Company has $287,886 invested in the project. The Company has done substantial improvements to the property such as clean up, paint removal, mechanical system repairs, and two (2) completed units. Based on these improvements management feels the fair market value significantly exceeds the costs put in.

	SAN PETE DEVELOPMENT - The Company has invested $10,402 in attempting to develop a parcel of land in San Pete County, Utah. The project has been abandoned.

                                                                    Fwd...(18)

                         MARINA CAPITAL, INCORPORATED
                       (A Development Stage Enterprise)

               CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (CONTINUED)


NOTE 16 - STOCK OPTION AGREEMENTS

On October 20, 1998 the Company entered into a stock option agreement in which the Company grants the option to a stockholder to purchase up to 300,000 shares of voting common stock for an exercise price of $2.50 per share at any time from October 20, 1999 through October 20, 2004, with a 90 day extension period.

On December 14, 1998, an option to purchase a second group of 200,000 shares of voting common stock at the same exercise price was granted and fully exercisable from December 14, 1999 through December 14, 2004 with a 90 day extension period. Special provisions apply in the event of death, disability or termination of the stockholder.

Richard Murray and Larry Walker also have employment agreements which gives them the right to purchase additional stock up to 5% of the then issued and outstanding common stock at a price equal to 75% of the book value. No stock has been issued under these agreements.

                                                  First Group     Second Group
                                                  of Options      of Options
Number of options outstanding on
  January 1, 1998	-      	-

Number of options granted in 1998                    300,000        200,000

Number of options outstanding on
  December 31, 1998 and December 31, 1999            300,000        200,000

Number of options exercisable at
  December 31, 1998 and December 31, 1999                  0              0

Weighted average exercise price per share
  outstanding and per share exercisable             $   2.50       $   2.50

Total compensation cost recognized in 1998
  and 1999 for stock based compensation awards      $    -         $    -

Grant date fair value of options granted in 1998    $      0       $      0

Weighted average grant date fair value of
  options granted in 1998                           $      0       $      0

Weighted average remaining contractual life of
  options outstanding and exercisable	6 years	6 years

                                                                    Fwd...(19)

                         MARINA CAPITAL, INCORPORATED
                       (A Development Stage Enterprise)

               CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (CONTINUED)


NOTE 16 - STOCK OPTION AGREEMENTS (CONTINUED)

No options were exercised, were forfeited or expired in 1998 or 1999.

The calculation of the fair values of the options, under the minimum value method, assumes that no corporate dividends will be issued prior to exercise of the options, and that the options will be exercised immediately prior to the exercise expiration date. The Company deems the options to have minimal value as there is no publicly traded market for the shares.

The Company has accounted for the stock options under APB Opinion 25, an accounting standard under which no related compensation expense was recognized in 1998, the year of the grant. Under an alternative accounting standard, FAS 123, compensation expense of $-0- would have been recognized related to the grant, resulting in net loss of $(341,710).


NOTE 17 - STOCKHOLDERS

See Exhibit I.


                                                                    (20)

Exhibit I
                         MARINA CAPITAL, INCORPORATED
                       (A Development State Enterprise)

            CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (CONTINUED)

LIST OF STOCKHOLDERS:

Preferred Stock:                               SHARES            $

6-5-97          VERA MILLARD TRUST             10,000          30,000
7-12-97         RODERICK ORINGER               21,926          65,778
8-28-97         BRYCE JORGENSON                12,000          30,000
9-23-97         SCOTT KELLY                    12,000          30,000
11-28-97        CLIFF JENNINGS                 10,000          30,000
12-15-97        PETER NEUBAUER TRUST            8,333          25,000


        TOTAL DECEMBER 31, 1997                74,259         210,778

4-16-98 EDWARD GRAZIANI                        10,000          30,000

TOTAL DECEMBER 31, 1998  &
March 31, 1999                                 84,259        $240,778


Common Stock:                                  SHARES            $

1-5-96          SUSAN MONTGOMERY                9,583          14,375
1-5-96          BROOKWOOD TRUST                 9,583          14,375
3-4-96          SHEILA KELLY                   281,33         102,188
5-20-96         RICHARD ROSALES                16,125          16,125
5-30-96         BILL TABAR                     37,500           6,946
6-3-96          CHARLES PARTRIDGE               5,733           8,600
6-3-96          KEN KLAGES                     17,916          26,875
6-6-96          LEE MARKRACK                   17,916          26,875
6-22-96         STUART BRIGGS                  17,916          26,875
7-1-96          LARRY WALKER                1,240,000           2,000  SERVICES
7-1-96          RICHARD MURRAY              1,207,500           2,000  SERVICES
7-14-96         JON BLANCHARD                  37,500             500  SERVICES
7-16-96         TODD ANDERSEN                  37,500             500  SERVICES
10-23-96        STUART BRIGGS                  40,000          80,000
10-23-96        JOHN DAHLBERG                  15,000          30,000
12-30-96        MARK ARCHER                    37,500                  SERVICES
11-20-96        RUSS MAUGHAN                   37,500                  SERVICES
8-15-96         RAUL RODRIGUEZ                147,000                  SERVICES
                STOCK SUBSCRIBED                             (225,100)

TOTAL DECEMBER 3, 1996                      3,213,105         133,134


                STOCK SUBSCRIBED              225,100

1-16-97         CHARLES PRIEST                 22,500          45,000
1-16-97         BRIDGET PRIEST                 10,000          20,000
2-4-97          THOMAS LYONS                   37,500                  SERVICES
4-2-97          PETER NEUBAUER                 12,500          25,000
4-11-97         COLIN BRIGGS                   12,500          25,000
4-11-97         RONALD CANDRY                   4,000          20,000

                                     F-23

                         MARINA CAPITAL, INCORPORATED
                       (A Development State Enterprise)

            CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (CONTINUED)

LIST OF STOCKHOLDERS:
                                               SHARES            $
4-11-97         SAM MENDES                     20,000          40,000
5-1-97          LAURI ANDERSON                  3,500          11,935
5-1-97          MARVIN INGLET                  10,000          43,250  SALE OF POWDER MT. LOT
5-1-97          VICKI MUNN                      3,500          11,935
5-1-97          GERALD NAYLOR                   5,000          17,050  SALE OF POWDER MT. LOT
5-1-97          LO'D WALKER                     3,500          11,935
5-1-97          TRAVIS WEAVER                   5,000          17,050
5-1-97          BONNIE PERKINS                  1,000           3,410
5-1-97          TROY WALKER                     3,500          11,935
7-6-97          R. RENNA                       11,000          22,000
8-20-97         CHARLES PRIEST                 10,000          20,000
8-25-97         RONALD CANDRAY                  4,000           8,000
8-26-97         PETER NEUBAUER                  5,480          10,960
9-1-97          GERALD CRAWFORD                50,000          16,667  SERVICES
9-1-97          SCOTT KELLY                    50,000          50,000  SERVICES
9-4-97          D. WALTON                       6,375          12,750
12-10-97        THOMAS REILLY                   2,500                  GIFT FROM RICHARD MURRAY
12-10-97        LAWRENCE LITWACK                5,000                  GIFT FROM RICHARD MURRAY
12-22-97        DIANE MANGANARO                   308           1,001
12-28-97        RICHARD & BILLIE GEIST         20,000          65,000

TOTAL DECEMBER 31, 1997                     3,531,768         859,112

1-7-09          ARNOLD CANDRAY                  1,400                  SERVICES
3-5-98          RICHARD GIALLONGO               2,000           6,500
3-25-98         CHRISTINE VALLAS                1,550           5,038
4-16-98         FLOCO REAL ESTATE               1,540           5,005
4-16-98         BRENT LARSIN                    1,540           5,005
4-21-98         CAROL CORRENTI                  3,200          10,400
4-21-98         ROBERT MOSS JR.                   615           2,000
4-30-98         DAVID KNOWLES                  37,500                  SERVICES
5-4-98          CLIFF JENNINGS                    462                  SERVICES
5-7-98          PACIF CST. PART-CHRUCH DAVIS    7,690          24,993
5-19-98		MICHAEL WAGNER			1,539		5,000
6-15-98         PETER NEUBAUER                    615           2,000
6-18-98         GERARD O'ROUKE                  6,154          20,000
7-7-98          RODERICK ORINGER                7,500          15,000
7-27-98         DAVID GIRARD                    7,692          25,000
7-27-98         PETER NEUBAUER                 12,308          40,000
8-20-98         EDWARD SANDERS                  7,692          25,000
9-2-98          JOHN LEWIS                     10,000                  SERVICES
9-2-98          SHARRON O'TOOLE                   500                  SERVICES
9-30-98         DANIEL MASLIAH                  2,667          10,000
10-8-98         ROBERT PLIMPTON                 6,000          22,500
10-19-98        KEVIN MOLINAIRI               196,667          625,00
1-19-98		RONALD CANDRAY			2,500		9,375

                                     F-24

                         MARINA CAPITAL, INCORPORATED
                       (A Development State Enterprise)

            CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (CONTINUED)

LIST OF STOCKHOLDERS:

                                               SHARES            $
10-21-98        RODERICK ORINGER                  480                  SERVICES
10-23-98	GERALD O'ROURKE			1,000		3,750
10-23-98	PAUL CHAFFEE			1,000		3,750
10-30-98        VERA MILLARD                    5,500          20,625
11-16-98	PAL JAUREGUI			1,300		4,875
11-21-98        RODERICK ORINGER                2,193                  SERVICES
12-1-98         CHARLES PRIEST                 37,000                  SERVICES
12-17-98        KEITH GUETSCHOW                 1,346                  SERVICES
12-22-98        JOHN ASHER                      2,700          10,125
12-22-98	RONALD CANDRAY			2,500		9,375
12-28-98	GREAGORY D'AURIA		2,000		7,500
12-31-98        KEVIN MOLINARI SUBSCRIBED     (44,913)       (142,826)

TOTAL DECEMBER 31, 1998                     3,531,768         859,112

12-31-98        KEVIN MOLINAI SUBSCRIBED       44,913         142,826
1-6-99          MARILYN SPENCER\HELEN SCHOE     1,000           3,750
1-6-99          RICHARD LUSBY                   3,934          14,750
2-16-99         CHARLES PRIEST                  5,333          20,000
2-16-99		RODRIC ROBINSON			1,000		3,750
3-10-99         IAN MACDONALD                   1,000                  SERVICES
3-11-99         SHARON SKYLOR                   3,467          13,000
3-30-99		GARY DOUGAN			2,666		9,997
3-31-99         JOHN MANGANARO                  2,666          10,000
3-31-99         ROGERT PLIMPTON                 6,000          22,500
8-2-99          JON BLANCHARD                  15,605                  SERVICES
6-2-99          DOROTHY CARTON                  1,667                  GIFT
6-2-99          DONALD CONNOLLY                 1,000                  GIFT
6-2-99          CREGORY AURIA                   2,000                  GIFT
6-2-99          RICHARD HIGGINS                 3,334                  GIFT
6-2-99          ANTHONY LOMONACO                2,000                  GIFT
6-2-99          LEE MCCANN                      3,559                  SERVICES
6-2-99          KEVIN MOLINARI                 10,000          20,000
6-2-99          KEVIN MOLINARI                 15,000          30,000
6-2-99          KEVIN MOLINARI                 27,500          55,000
6-2-99          KEVIN MOLINARI                 30,000          60,000
6-2-99          FRANCIS SANDANATO               5,000                  GIFT
6-2-99          JOHN TRETTER                    5,258                  GIFT
6-2-99          JOHN WARD                       1,667                  SERVICES
12-21-99        CHARLES PRIEST                                 25,000

TOTAL DECEMBER 31, 1999                     4,058,774       2,064,674

                                     F-25








ITEM 3.  	FINANCIAL STATEMENTS AND EXHIBITS

                                       25

